                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 10-SB/A

                                  2nd AMENDMENT

   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
    Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                             MEDIQUIK SERVICES, INC.
                 (Name of Small Business Issuer in its charter)


  Delaware                                                74-2876711
-------------------------------------------------------------------------------
  (State or other jurisdiction of                         (I.R.S. Employer
  incorporation or organization)                          Identification No.)


  4295 San Felipe, Suite 200, Houston, Texas              77027
-------------------------------------------------------------------------------
  (Address of principal executive offices)                (Zip Code)


Issuer's telephone number:   (713)888-1919


Securities to be registered pursuant to Section 12(b) of the Act:


   Title of each class                      Name of each exchange on which
   to be so registered                      Each class is to be registered
            none
   --------------------                     -------------------------------
   --------------------                     -------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:


                                  Common Stock
                          -----------------------------
                                (Title of Class)

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This Registration Statement contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" within the meaning of the Securities
Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this Registration Statement regarding the Company's financial position, future net revenues, net income, potential evaluations, business strategy and plans and objectives for future operations are "forward-looking statements." Although the Company believes that the assumptions upon which such forward-looking statements are based are reasonable, it can give no assurance that such assumptions will prove to be correct. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including, but not limited to, changes in political and economic conditions, regulatory conditions, government health care spending and competitive pricing pressures. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed elsewhere in this Registration Statement. All forward-looking statements in this Registration Statement are expressly qualified by the Cautionary Statements and by reference to the underlying assumptions that may prove to be incorrect.

         These forward-looking statements are commonly identified by the use of such terms and phrases as "intends," "estimates," "expects," "projects," "anticipates," "foreseeable future," "seeks," "believes" and "scheduled" and, in many cases, are followed by a cross-reference to "Risk Factors." Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT


         MediQuik Services, Inc. (the "Company" or "MediQuik") was organized to take advantage of an identified niche market related to the delivery of health care, medical and pharmaceutical supplies. This market is the management of chronic disease patients for managed care payors by providing home delivery of pharmaceuticals and supplies, educational materials, and patient monitoring and consultations. These payors include self-insured, self-administered employers of all sizes, small to moderate sized health insurance companies and small to moderate sized health maintenance organizations, preferred provider organizations, and third-party administrators. The Company's first product is diabetes management and diabetes pharmaceutical supplies. As this product matures, the Company intends to offer other chronic disease management products, such as respiratory management and congestive heart failure management services. Historically, as a cost saving and time saving strategy, MediQuik has contracted with other entities to receive, bundle and deliver goods and services rather than develop the necessary resources in-house.


         The Company's predecessor, also chartered under the name "MediQuik Services, Inc.," was organized in Delaware on April 7, 1998 ("Old MediQuik"). Effective December 31, 1998, Old MediQuik was merged with and into Cash Flow Marketing, Inc., a Delaware corporation ("Cash Flow"), which, as the surviving corporation, subsequently changed its name to MediQuik Services, Inc. Cash Flow was originally organized in Colorado on July 9, 1997, and changed its domicile to Delaware effective December 31, 1998. At the time of the merger, Cash Flow was a "shell" corporation with substantially no assets, business or operations.

         Pursuant to the terms of the merger, each stockholder of Old MediQuik received one share of common stock of the Company, $.001 par value per share ("Common Stock"), for each .9327 shares of common stock of Old MediQuik held by such stockholder. Each stockholder of Cash Flow received one share of Company Common Stock for each 2 shares of Cash Flow common stock held by such stockholders.

BUSINESS OF THE ISSUER

         In recent years, the demand for higher quality health care with reduced cost has prompted dramatic changes in the United States health care system. The industry response has been the emergence of managed care, whose primary mission is to control costs. Today, more than two-thirds of all Americans with private health insurance are enrolled in these plans.


         MediQuik was organized to take advantage of these changes in the delivery of health care. The Company provides chronic disease management services to patients pursuant to contracts with managed care payors. MediQuik's services include home delivery of pharmaceuticals, supplies and educational materials, as well as patient monitoring and consultation services. MediQuik's customers include self-insured, self-administered employers of all sizes, small to moderate sized health maintenance organizations, third-party administrators and preferred provider organizations. By entering into agreements with the managed care payors, rather than individual patients, the Company believes that it will be able to rapidly obtain a larger patient base. When MediQuik enters into a contract with a managed care payor it typically becomes an approved provider for thousands of patients who may select MediQuik's products and services, ordinarily at a nominal cost to the patient (co-pay charges to the patient typically represent less than 20% of price of MediQuik's products and services). Other providers generally sell directly to patients. For them, one sale ordinarily results in one patient.

         Generally, the Company enters into agreements with managed care payors which provide that, in consideration of being designated as a plan provider, the Company will provide services to plan participants at a discounted rate. The Company also offers capitated service contracts pursuant to which the managed care payor reimburses the Company based on the total number of participants in the plan rather than based on the amount of products and services actually consumed by the participants. Under capitated service contracts, MediQuik would share a portion of the risk related to program costs with the managed care payor. MediQuik is currently offering capitated services contracts to managed care payors but has not entered into any such contracts to date.


         The Company's first product is diabetes management, the major profit component of which is the delivery of self testing supplies (test strips, lancets and alcohol prep pads) directly to the home of the patient. Diabetes mellitus is the most common and most costly chronic disease in the United States. In a release dated November 1, 1998, the National Center for Chronic Disease Prevention and Health Promotion of the Centers for Disease Control and Prevention (the "CDC") estimated that 15.7 million people in the United States, or 5.9% of the population, have diabetes, although only about 10.3 million have been diagnosed. According to the American Diabetes Association, in 1997 the per capita costs of health care for people with diabetes was $10,071 per annum.

         There is no cure for diabetes. The disease can be controlled, but only if the patient is willing to actively participate in that control. In order to control diabetes, the patient must regularly determine personal blood sugar levels. This is normally done at home by the patient and is a simple and relatively painless process. Patients use a lancet to prick a finger and draw a drop of blood which is deposited upon a test strip. The test strip is then introduced into a glucometer and a few seconds later the patient's blood sugar level is displayed.


         The Company believes that it can provide pharmaceuticals for the treatment of diabetes to patients covered by managed care providers and to other MediQuik customers at substantial cost savings when compared with alternative delivery systems because MediQuik has focused on preventive diabetes care products and services and has successfully negotiated supply contracts which permit the Company to purchase large quantities at favorable prices. In addition, by providing educational materials and patient monitoring and consultation services, the Company believes that it will provide better patient management, which reduces a patient's need for hospitalization and prevents the development of other chronic diabetic health related problems. After the MediQuik product is authorized by a payor and a patient is enrolled in the program, the Company will ship supplies to the patient's home bimonthly or quarterly. Because of the chronic nature of the disease, the Company expects its medical and financial relationship with a patient to continue for many years. As of October 18, 1999, the Company had entered into the following major provider agreements:

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
         Major Providers                                                             Est. No. of Lives
         ---------------                                                             -----------------
         National HealthCare Alliance, Inc.                                                  732,000
         MultiPlan, Inc.                                                                  21,000,000
         USA Managed Care Organization, Inc.                                               6,000,000
         Cooperative Health Services of Colorado                                           1,700,000
                                                                                      --------------
                           TOTAL LIVES                                                    29,432,000
                                                                                      --------------
                                                                                      --------------

         The Estimated Number of Lives described above represent the total number of participants in the plans as determined by the managed care payor. Based on the CDC's estimate that 5.9% of the population in the United States suffers from diabetes, the Company estimates that approximately 1,736,500 of the plan participants are potential users of its products. The provider agreements generally provide that, in consideration of being designated as a plan provider, the Company will provide products and services to plan participants at a discounted rate. The provider agreements typically have a term of one to two years with provisions for automatic renewal unless terminated at the election of either party.

         Although the Company believes that its revenues for the foreseeable future will be generated principally by sales under the provider agreements described above, the Company estimates that for the nine months ended September 30, 1999, its revenue has been derived as follows:

     Sales under the Global Medical Solutions, Inc., ancillary provider agreement         62%
     Sales to Hanna Medical Corporation, a health care facility                           12%
     Sales under the National HealthCare Alliance, Inc. provider contract                 10%
     Sales under the Advantage Care Network, Inc. provider contract                        5%
     Other sales                                                                          11%

         The Company's agreements with its current purchasers described above will continue from year to year unless terminated by either party. The Company anticipates, however, that the revenue to be generated by its major provider agreements in the future will exceed the revenue generated from its current purchasers.

         To support its business activity, MediQuik has formed a strategic alliance with Bayer Corporation, a worldwide leader in the manufacturing and supply of diabetes related products ("Bayer"). The company has entered into
(i) a Mail Order and Mail Order Health Plan Patient Testing Compliance Agreement and (ii) a Nursing Home/Long Term Care/Home Health Care Distributor Agreement with Bayer (collectively, the "Bayer Agreements"). Pursuant to each agreement, the Company has committed to purchase a certain volume of products from Bayer at a set price. In consideration of the Company's agreement to provide certain customer information to Bayer, Bayer has agreed to credit the Company's account based on the amount of the Company's purchase commitment. If the Company does not meet its purchase commitment, Bayer will charge the Company the difference between the credit given for its purchase commitment and the credit given for the amount actually purchased. As a result of the Bayer Agreements, Bayer products are available to the Company at deeply discounted prices. The Bayer Agreements allow MediQuik to sell Bayer products to managed care payors as well as long-term care facilities, including nursing homes, assisted living centers and home health care agencies. With the aging population and its increased risk of diabetes, this opens up a significant growth market for supply to the elderly. The Company purchases approximately 90% of its products from Bayer. The Bayer Agreements expire upon 120 days notice and on December 31, 2000, respectively.

         After MediQuik achieves meaningful market penetration with the diabetes management product, the Company intends to develop and offer respiratory management and congestive heart failure management services.

       In May 1999, MediQuik formed a subsidiary known as ChronicRx.com to provide Internet-based pharmacy services. ChronicRx.com will focus on the chronic care niche and will specialize in prescription and non-prescription medicines and management products used to treat chronic diseases of all kinds. ChronicRx.com will provide 24-hour access to pharmacists, educational material regarding the diagnosis, symptoms and treatment of chronic illnesses, prescription and over-the-counter drugs, and personal care products for chronic disease patients. The Company believes that a number of factors poise ChronicRx.com for rapid growth: its access to discounted pharmaceuticals through its relationship with MediQuik; the availability of cost efficient mail-order distribution and the low cost, wide market reach of the Internet. The Company believes that ChronicRx.com will be the first pharmacy on the Internet focused primarily on the management of chronic diseases. The Company anticipates that ChronicRx.com will begin offering on-line pharmacy services by the end of April 2000.


        ChronicRx.com also offers access to the Daily Health Zone, an interactive personal health management web site which provides information concerning preventative healthcare, nutrition, fitness and wellness. ChronicRx.com provides access to the web site to MediQuik's employer and managed care provider customers whose employees or plan participants, respectively, are permitted to access the web site for daily self-improvement tips, questions and answers, self-tests, news, reviews, and searchable health data. The web site permits employers and managed care providers to reward use of the web site by providing incentives based on frequency of activity. The Daily Heath Zone is currently hosted by My Daily Heath pursuant to a term sheet with Murray Hill Communications, Inc., owner of My Daily Health. The Company is negotiating with Murray Hill in connection with the execution of a final agreement to purchase a license for the web site.

        As a cost saving and time saving strategy, management has historically elected to out source major components of the business, such as order fulfillment, billing and collecting, utilization reporting, legal and accounting and a portion of sales. However, during the third and fourth quarters of 1999, the Company has developed and implemented an in-house enrollment and customer service department and shall finish implementation of an in-house billing and collection department by the end of 1999. The Company intends to hire a chief financial officer with experience in working for public companies during the first quarter of 2000.

COMPETITION

         The business of providing blood sugar monitoring supplies by mail order is an immature industry characterized by high growth rates, low barriers to enter the business, and many small competitors. Of the many companies that are mail order providers of blood glucose monitoring supplies, most do not directly compete with MediQuik because they generally concentrate on Medicare patients by direct solicitation, rather than focusing on health care payors. To the knowledge of the Company, each sells to patients rather than payors under distribution agreements with the major manufacturers that provide for relatively small price discounts. The Company believes that these companies have little or no impact on the business of MediQuik. For them, one sale results in one patient. For MediQuik, one sale will likely produce hundreds or thousands of patients.

         Several companies do compete with MediQuik in the traditional fee for service market. MediQuik is aware of two companies that have exclusive marketing agreements with certain manufacturers which target payors as clients rather than individual patients. One is National Diabetic Pharmacies, Inc. ("NDP"), based in Roanoke, Virginia. NDP works primarily with diabetic managed care patients and has approximately $18,000,000 in annual sales. NDP distributes products manufactured by Boehringer Mannheim. Another competitor of the Company is TM Supply, Inc. doing business as Total Medical Supply, located in Dothan, Alabama. It has a distribution agreement with Home Diagnostics, Inc., a manufacturer of health care products. The Company believes that Total Medical Supply has historically concentrated on Medicare business but has begun to shift into the managed care private sector. MediQuik believes that neither NDP nor Total Medical Supply is currently soliciting capitated agreements.

         MediQuik has developed a program that shares cost containment directly with the payor, which makes MediQuik effective as both a capitated fee and a fee for service provider. MediQuik believes that it is the first company in its industry to offer capitated fee contracts. Under such an arrangement, a managed care payor would make payments to the Company based on the total number of participants in its plan rather than the amount of products and services actually consumed by its participants. Although under capitated fee contracts there is a risk that the cost of products and services provided by the Company will exceed the payor's fee, the Company believes that such contracts will create a financial commonality of interest with its potential clients and that competitors will adopt this strategy as well so it is important for MediQuik to acquire market share as quickly as possible. MediQuik is currently offering capitated service contracts to managed care payors but has not entered into any such contracts to date.

THE MARKET

         The U.S. demand for diabetes monitoring and maintenance, supplies, pharmaceuticals and equipment is expected to be $4.692 billion by 2000 and $6.545 billion by 2005, as both the U.S. population and the incidence of diabetes appear to be increasing, according to a March 1996 report of the Genesis Group Associates, Inc. entitled "The Diabetes Dilemma Managing Markets and Technology" (the "Genesis Report"). The Genesis Report also indicates that on a worldwide basis, Johnson & Johnson, Boehringer Mannheim, Bayer and MediSense, Inc. are the major manufacturers in the field. Effective July 1, 1998, Medicare coverage was extended pursuant to the Balanced Budget Act of 1997 to permit the reimbursement of diabetes self-testing supplies, as well as educational and training services for diabetes. Management of the Company believes that managed care payors will view Medicare's reimbursement guidelines as the baseline for pricing these products and services.

         MARKET SEGMENTATION. The Company believes that there are five segments to the market for diabetes testing supplies, pharmaceuticals and equipment:

1. Retail pharmacies typically offer a range of manufacturers products which are available without prescription to the general public. Patients may be reimbursed directly by their insurance carrier. A large portion of the retail purchasers are Medicare qualified and file their own claims for Medicare reimbursement. Most payors, including Medicare, reimburse for the cost of the supplies less annual deductible and copayment amounts. Rules for qualification and reimbursement for Medicaid patients vary from state to state.

2. Managed care payors may distribute products directly to patients covered by their plan.

3. Mail order suppliers may enroll patients directly rather than through managed care payor referrals. These suppliers tend to concentrate on Medicare patients and typically have distribution agreements with each of the major manufacturers. These suppliers take care of billing and collecting from third-party payors for the patient and the patient is responsible to the supplier for deductible and copay amounts.

4. MediQuik is aware of at least three companies that interface directly with payors for patient referrals. MediQuik believes that each of these companies has an exclusive agreement with a manufacturer which provides a pricing advantage over other supply sources. MediQuik and at least one of its competitors offer significant price discounts to the payors and encourage the payors to waive deductible and co-pay amounts for their patients.

5. MediQuik has developed and offers capitated fee arrangements under which the Company will agree to provide certain diabetes related services for a group of patients for a fixed fee. MediQuik believes that it is the only company prepared to enter into agreements with payors to share in the financial risk of patient treatment.

         CHARACTERISTICS OF DIABETES. Diabetes is a disease characterized by high levels of blood glucose. During the normal digestion process, the body converts food into glucose (sugar) to be used by the body's cells as a source of energy. Insulin, a hormone produced by the pancreas gland, is necessary for normal utilization of glucose by most cells in the body. In people with diabetes, insulin is either absent or lacking, or the body does not respond to the insulin that is produced. As a result, the body cannot use glucose for energy and it begins to build up in the blood, creating high sugar levels in the body. Diabetes is categorized into four types:

1. Type 1 diabetes was previously called insulin-dependent diabetes mellitus ("IDDM") or juvenile-onset diabetes. According to the CDC, type 1 diabetes may account for 5% to 10% of all diagnosed cases of diabetes. Risk factors contributing to the development of the disease are less well defined for type 1 diabetes than for type 2 diabetes, but autoimmune, genetic, and environmental factors are involved in the development of this type of diabetes.

2. Type 2 diabetes was previously called non-insulin-dependent diabetes mellitus ("NIDDM") or adult-onset diabetes. The CDC estimates that type 2 diabetes may account for about 90% to 95% of all diagnosed cases of diabetes. Factors associated with type 2 diabetes include age, obesity, family history of diabetes, prior history of gestational diabetes, impaired glucose tolerance, physical inactivity, and race/ethnicity. According to the CDC, African Americans, Hispanic/Latino Americans, American Indians, and some Asian Americans and Pacific Islanders are at particularly high risk for type 2 diabetes.

3. Gestational diabetes develops in 2% to 5% of all pregnancies, according to the CDC, but disappears when a pregnancy is over. The CDC also reports that gestational diabetes occurs more frequently in African Americans, Hispanic/Latino Americans, American Indians, and persons with a family history of diabetes. Obesity is also associated with higher risk. Women who have had gestational diabetes are at increased risk for later developing type 2 diabetes. According to the CDC, some studies have found that nearly 40% of women with a history of gestational diabetes developed diabetes in the future.

4. "Other specific types" of diabetes result from specific genetic syndromes, surgery, drugs, malnutrition, infections, and other illnesses. The CDC reports that such types of diabetes may account for 1% to 2% of all diagnosed cases of diabetes.

         PREVALENCE OF DIABETES IN THE UNITED STATES. In a release dated November 1, 1998, the CDC estimated that 15.7 million people in the United States, or 5.9% of the population, had diabetes and that approximately 798,000 new cases of diabetes are diagnosed each year. The cases were segmented as follows:

         Total (diagnosed and undiagnosed): 15.7 million
                  Diagnosed: 10.3 million
                  Undiagnosed: 5.4 million
         Type 1 diabetes:    1 million
         Type 2 diabetes: 14.9 million
         Women: 8.1 million (8.2% of all adult women)
         Men: 7.5 million (8.2% of all adult men)
         Children age 19 years or younger: 123,000 (.16% of all people in this age group)
         Adults age 65 years or older: 6.3 million (18.4% of all people in this age group)

         The distribution of diabetes among adults, reported by race and ethnicity (diagnosed and undiagnosed), is as follows: African Americans, 10.8%; Mexican Americans, 10.6%; White Americans, 7.8%; American Indians and Alaska Natives, 9%.

         According to the American Diabetes Association, the total cost of diabetes in 1997 was estimated to be $98 billion. Direct costs, estimated to be $44.1 billion in 1997, include costs attributable to medical treatment. Indirect costs, estimated to be $54 billion in 1997, include costs attributable to disability and mortality.

         Based on death certificate data, the CDC reported that diabetes contributed to the deaths of 193,140 persons in 1996. According to the CDC, however, it is believed that death certificate data under-represents deaths for which diabetes is the cause or a contributing factor. Diabetes was the seventh leading cause of death listed on U.S. death certificates in 1996, according to CDC's National Center for Health Statistics and is the sixth leading cause of death by disease.

         Treatment emphasizes control of blood glucose through blood glucose monitoring, regular physical activity, meal planning, and attention to relevant medical and psychosocial factors. In many patients, oral medications and/or insulin injections are also required for appropriate glucose control. Treatment of diabetes is an ongoing process that is planned and regularly reassessed by the health care team, the person with diabetes, and his or her family. Patient and family education are important parts of the process. IDDM can only be treated with insulin injections. About 40% of NIDDM patients use insulin.

         Diabetes can lead to significant long-term complications especially where the disease has not received proper treatment for long periods. The following table identifies some of the long-term complications and contains certain statistical data evidencing the relationship to diabetes:

HEART DISEASE                      The American Diabetes Association reports
                                   that heart disease is 2 to 4 times more
                                   common in adults with diabetes and is
                                   present in 75% of diabetes-related deaths.

STROKE                             According to the American Diabetes
                                   Association, the risk of stroke is 2 to 4 times higher in people with diabetes.

HIGH BLOOD PRESSURE                The CDC estimates that 60 to 65% of people
                                   with diabetes have high blood pressure.

BLINDNESS                          Diabetes is the leading cause of new cases of
                                   blindness among people 20 to 74 years of age,
                                   according to the CDC, and 12,000 to 24,000
                                   new cases of blindness each year are caused
                                   by diabetic retinopathy.

NERVE DISEASE                      The CDC reports that about 60 to 70% of
                                   people with diabetes have mild to severe
                                   forms of diabetic nerve damage (with such
                                   manifestations as impaired sensation or pain
                                   in the feet or hands, delayed digestion of
                                   food in the stomach, carpal tunnel syndrome,
                                   and other nerve problems). Severe forms of
                                   diabetic nerve disease are a major
                                   contributing cause of lower extremity
                                   amputations.

AMPUTATIONS                        More than half of lower limb amputations in
                                   the United States occur among people with
                                   diabetes according to reports by the CDC.
                                   From 1993 to 1995, the average number of
                                   amputations performed each year among people
                                   with diabetes was 67,000.

DENTAL DISEASE                     According to the CDC, periodontal disease, a
                                   gum disease that can lead to tooth loss,
                                   occurs with greater frequency and severity
                                   in people with diabetes. They report one
                                   study which found that 30% of type 1
                                   diabetes patients age 19 years or older had
                                   periodontal disease.

COMPLICATIONS OF PREGNANCY         The rate of major congenital malformations
                                   in babies born to women with pre-existing
                                   diabetes varies from 0 to 5% in women who
                                   receive preconception care to 10% in women
                                   who do not receive preconception care,
                                   according to the CDC. Three to 5% of
                                   pregnancies among women with diabetes result
                                   in death of the newborn; this compares to a
                                   rate of 1.5% for women who do not have
                                   diabetes.

KIDNEY DISEASE                     The American Diabetes Association reports
                                   that diabetes is the leading cause of kidney
                                   disease, accounting for 40% of new cases.


ACQUISITION STRATEGY

         In addition to the internal growth of the Company described above, the Company intends to grow by acquiring additional chronic disease management companies. Through such acquisitions, the Company intends to develop internally the capability to conduct order fulfillment, billing and collecting, sales, utilization, reporting and other operations for the home delivery of prescription drugs and disease management products and supplies to patients nationwide.

DEPENDENCE ON MAJOR CUSTOMERS

         The Company is dependant on the managed care payors with which it has provider agreements. If any of National HealthCare Alliance, Inc., MultiPlan, Inc., USA Managed Care Organization, Inc. or Cooperative Health Services of Colorado terminate its respective agreement with the Company and the Company is not successful in generating sales to replace the lost business, the Company's future business and operating results could be materially adversely affected. In addition, the managed care industry is undergoing substantial consolidation. In the event payors which currently have provider agreements with the Company are acquired by payors not associated with the Company, the acquired payor may elect to terminate its agreement with the Company. For a discussion of the Company's sources of revenue through September 30, 1999, see "BUSINESS OF THE ISSUER."

INTELLECTUAL PROPERTY

         The Company is in the process of applying for registration of the service mark "MediQuik" with the United States Patent and Trademark Office. In an Office Action dated August 30, 1999, the United States Trademark and Patent Office indicated that they had performed a search and found no similar registered or pending mark which would bar registration. The Company believes there will be no material adverse effect on its business, however, if it is unable to successfully register such service mark. In such event, it is possible that a company engaged in a similar business as MediQuik will be able to successfully register this trademark. If that happens, MediQuik could lose customers to such other company due to confusion caused by the similar name. Moreover, there is a risk that such entity will bring an infringement action against the Company and, if successful, require the Company to change its name or pay a license fee for the use of the name.


GOVERNMENTAL REGULATIONS

         Numerous state and federal laws and regulations affect the Company's business and operations, including, but not limited to those discussed below. The Company believes that it is operating its business in substantial compliance with all existing legal requirements material to the operation of the business. There are, however, significant uncertainties regarding the application of many of these legal requirements, and the Company cannot provide an assurance that a regulatory agency charged with enforcement of any of these laws or regulations will not interpret them differently or, if there is an enforcement action brought against the Company, that the Company's interpretation would prevail. In addition, there are numerous proposed healthcare laws and regulations at the federal and state levels, many of which could materially affect the Company's ability to conduct its business or adversely affect the Company's results of operation.

         The Company is unable to predict what additional federal or state legislation or regulatory initiatives may be enacted in the future relating to the Company's business or the healthcare industry in general, or what effect such legislation or regulations may have on the Company. The Company cannot provide any assurance that federal or state governments will not impose additional restrictions or adopt interpretations of existing laws that could have a material adverse effect on the Company's business or results of operation. The Company believes that its operations are currently subject to these laws only to a limited extent, however, because the Company's current customers are managed care payors whose revenue is primarily derived from private rather than government sources.

         ANTI-REMUNERATION LAWS. The Company is subject to federal and state anti-remuneration laws, such as the Medicare/Medicaid anti-kickback laws, which govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. The Medicare/Medicaid anti-kickback law has been broadly interpreted to apply to certain contractual relationships between health care providers and sources of patient referral. State laws vary from state to state, are sometimes vague and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in civil and criminal penalties, and exclusion of health care providers or suppliers from participation in (i.e., furnishing covered items or services to beneficiaries of) the Medicare and Medicaid programs.

         BILLING REGULATION. Certain provisions in the Social Security Act authorize penalties, including exclusion from participation in Medicare and Medicaid, for various billing-related offenses. The Department of Health and Human Services can also initiate permissive exclusion actions for improper billing practices such as submitting claims "substantially in excess" of the provider's usual costs or charges, failure to disclose ownership and officers, or failure to disclose subcontractors and suppliers.

         FEDERAL AND STATE ASSISTANCE PROGRAMS. Funds received by the healthcare providers under Medicare and Medicaid are subject to audit with respect to the proper application of various payment formulas. Such audits can result in retroactive adjustments of revenue from these programs, resulting in either amounts due to the government agency from the provider or amounts due the provider from the government agency. The Company does not currently receive payments under any Medicare or Medicaid program, but it may elect to engage in such business in the future.


ENVIRONMENTAL LAWS

         Certain federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. Although MediQuik sells and supplies products which, after use by the patient could be deemed medical, infectious or hazardous waste, the Company is not involved in the handling or disposal of such materials after use by patients. Further, the Company does not manufacture products; own real property; or engage in activities which involve hazardous materials, result in the discharge of pollutants into the environment or are likely to result in the violation of any existing environmental rules and/or regulations. Consequently, the Company believes it is in compliance with federal, state and local laws and regulations regarding environmental matters which may be applicable to it, if any. To date, the Company has not incurred any material costs in complying with such laws and regulations and does not anticipate that costs of compliance with such regulations will have a material affect on its future expenditures, earnings or competitive position.

EMPLOYEES

         As of August 1, 1999, the Company and its subsidiaries had approximately 7 full-time employees. The employees of the Company are not subject to collective bargaining agreements and management believes relations with employees are good.

RISK FACTORS

         In addition to the other information contained herein, the following factors should be considered carefully by any interested party before investing in the Company.

         LIMITED OPERATING HISTORY/HISTORY OF OPERATING LOSSES. The business of the Company was organized in April 1998. As a result, the Company has very little operating history. In addition, the Company has experienced net losses since inception. There can be no assurance that the recently assembled management group will be able to successfully exploit the combined assets of the Company and effectively implement the Company's operating strategies. Further, the Company is subject to the general business risk factors that similar young companies experience with the responsibilities and complexities attendant to a new organization, including (i) the ability to attract and maintain competent and experienced management and operating personnel, (ii) the ability to secure appropriate debt and equity capital to finance desired growth, and (iii) the efficient management and performance of the Company's everyday operations.

         NEED FOR ADDITIONAL CAPITAL. The Company's acquisition strategy will require substantial capital. In addition to requiring funding for acquisitions, the Company may need additional funds to implement its internal growth and operating strategies or to finance other aspects of its operations. No assurance can be given that the Company will be able to obtain the necessary capital to finance a successful acquisition program or its other cash needs. If the Company is unable to obtain additional capital on acceptable terms, it may be required to reduce the scope of its presently anticipated expansion. Reliance on internally generated cash or debt to complete acquisitions could substantially limit the Company's operational and financial flexibility. The extent to which the Company will be able or willing to use shares of Common Stock to consummate acquisitions will depend on its market value from time to time and the willingness of potential sellers to accept it as full or partial payment. Using shares of Common Stock for this purpose may result in significant dilution to then existing stockholders. If the Company is unable to obtain additional capital on acceptable terms, or if the use of internally generated cash or debt to complete acquisitions significantly limits the Company's operational or financial flexibility, or if the Company is unable to use shares of Common Stock to make future acquisitions, there could be a material adverse effect on the Company.

         DIVIDENDS. The Company does not currently intend to pay cash dividends on its Common Stock and does not anticipate paying such dividends at any time in the foreseeable future. The Company will follow a policy of retaining all of its earnings, if any, to finance development and expansion of its business.

         LIMITED LIABILITY OF OFFICERS AND DIRECTORS. The Company has adopted provisions to its Certificate of Incorporation and By-laws which limit the liability of its officers and directors and provide for indemnification by the Company of its officers and directors to the full extent permitted by the Delaware General Corporation Law. The Company's Certificate of Incorporation generally provides that its officers and directors shall have no personal liability to the Company or its stockholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, acts specified in the Delaware General Corporation Law, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit the stockholders' ability to hold officers and directors liable for breaches of fiduciary duty, and may require the Company to indemnify its officers and directors.

         UNCERTAIN MARKET ACCEPTANCE. The business of the Company is chronic disease management for managed care payors, managed care provider networks and third-party administrators, based on discounted fee for service agreements. In addition, the Company has recently developed and now offers capitated service contracts. Although the Company has had early success in signing customers to service contracts, there can be no assurance of market acceptance of the Company's marketing strategy to the extent required for long-term profitability of the Company. The Company is subject to all the risks associated with introducing a new marketing concept. The Company has not undertaken any independent market studies to determine the feasibility of this concept.

         COMPETITION. The business of providing blood sugar monitoring supplies by mail order is an immature industry characterized by high growth rates and low barriers to enter the business. The Company is aware of a number of competitors that will compete directly with the Company's products and marketing concept. Many of the Company's current and potential competitors are larger and have significantly greater financial and marketing resources than those of the Company. There can be no assurance that such competition will not limit the Company's ability to maintain or to increase its market share and will not adversely affect the Company's business.

         DEPENDENCE ON THE EFFORTS OF MANAGEMENT. The success of the Company will depend to a significant degree upon the involvement of its management, who will be in charge of the Company's strategic planning and operations. Certain officers and directors have significant experience in the health care industry which will be important to the Company's success. However, the Company will need to attract and retain additional individuals in order to carry out its business objectives. The competition for qualified executives is great and there are no assurances that these individuals will be available to the Company.

         RELIANCE ON SERVICE AGREEMENTS WITH INDEPENDENT CONTRACTORS. The Company relies on independent contractors working pursuant to relatively short term agreements to provide many of the services incidental to the Company's performance of its obligations under its contracts with managed care payors. Such services include order fulfillment, billing and collecting, utilization reporting and sales. Many of these services are provided by small companies and independent contractors. The success of the Company will depend on its ability to continue to procure satisfactory services from providers of such services at a reasonable cost.


         UNCERTAIN PUBLIC MARKET FOR SHARES. Although previously listed on the NASD Over-the-Counter Bulletin Board ("OTCBB"), at present the Company's Common Stock is listed publicly on the National Quotation Bureau's Pink Sheets under the symbol "MDQK". However, the Company has been advised by NASD representatives that listing will resume on the OTCBB upon the satisfactory completion of this amended registration statement. To date only limited public trading of the Company's shares has occurred and there is no assurance the market will develop sufficiently to create significant liquidity for the securities. There is also no assurance as to the depth or liquidity of any such market or the prices at which holders may be able to sell the Company's Common Stock. An investment in the Common Stock may be highly illiquid. Investors may not be able to sell their shares readily or at all when the investor needs or desires to sell. Furthermore, under current provisions of Regulation T adopted by the Board of Governors of the Federal Reserve System, so long as the market price of MediQuik Common Stock is less than $5.00 per share and the Common Stock is traded in the over-the-counter market, the Common Stock is not marginable and it is unlikely that a lending institution would accept the Company's Common Stock as collateral for a loan. See "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS."


         VOLATILITY OF STOCK PRICE. If the public market develops for the Common Stock, many factors will influence the market prices. The Common Stock will be subject to significant fluctuation in response to variations in operating results of the Company, investor perceptions of the Company, supply and demand, interest rates, general economic conditions and those specific to the industry, developments with regard to the Company's activities, future financial condition and management.

         CERTAIN ANTI-TAKEOVER PROVISIONS. The Company's Certificate of Incorporation provides for a classified Board of Directors. This provision may inhibit a change in control of the Company. In addition, the Certificate provides for "blank check" preferred stock, which may be issued without stockholder approval. The ability of the Company to issue shares of preferred stock, without further stockholder approval, may also inhibit a change in control of the Company. See "DESCRIPTION OF SECURITIES."

         POTENTIAL ISSUANCE OF ADDITIONAL COMMON STOCK AND PREFERRED STOCK. The Company is authorized to issue up to 25,000,000 shares of Common Stock, of which 5,944,803 shares are outstanding as of the date of this Registration Period, excluding 250,000 shares issuable pursuant to warrants held by financial, management and business advisors previously engaged by the Company. See "SHARES ELIGIBLE FOR FUTURE SALES." To the extent it is authorized, the Board of Directors of the Company will have the ability, without seeking stockholder approval, to issue additional shares of Common Stock in the future for such consideration as the Board of Directors may consider sufficient. The issuance of additional Common Stock in the future will reduce the proportionate ownership and voting power of the existing stockholders. The Company is also authorized to issue up to 1,000,000 shares of preferred stock, the rights and preferences of which may be designated in series by the Board of Directors. To the extent of such authorization, such designations may be made without stockholder approval. The designation and issuance of series of preferred stock in the future would create additional securities which may have dividend and liquidation preferences over the Common Stock. The Company does not currently have any preferred stock issued and outstanding.

         CUMULATIVE VOTING AND PRE-EMPTIVE RIGHTS. There are no pre-emptive rights in connection with the Company's Common Stock. Cumulative voting in the election of directors is not permitted. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy at a duly called meeting, will be able to elect each member of the Company's Board of Directors. See "DESCRIPTION OF SECURITIES."

         APPLICABILITY OF LOW PRICED STOCK RISK DISCLOSURE REQUIREMENTS. Based on recent trading prices reported on the National Quotation Bureau's Pink Sheets, MediQuik Common Stock is considered a low priced security under rules promulgated under the Exchange Act as currently in effect. Under these rules, broker-dealers participating in transactions in low priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties, the customer's rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, and obtain specific written consent of the customer, and provide monthly account statements to the customer. So long as MediQuik Common Stock is trading below or near the threshold for low priced securities, the likely effect of these restrictions will be a decrease in the willingness of broker-dealers to make a market in the Common Stock, decreased liquidity of the Common Stock and increased transaction costs for sales and purchases of the Common Stock as compared to other securities. Generally, a low priced security is an equity security other than a security that is (i) priced at $5.00 or more, (ii) registered, or approved for registration, and traded on a national securities exchange approved by the Securities and Exchange Commission ("SEC"), (iii) authorized for quotation on an automated quotation system sponsored by a registered securities association and approved by the SEC, (iv) issued by an investment company registered under the Investment Company Act of 1940, or (v) a security whose issuer has either net tangible assets in excess of $2.0 million (or $5.0 million if the issuer has not been in continuous operation for at least three years) or average revenues of at least $6.0 million for the last three years.


YEAR 2000 READINESS.

         Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries in order to distinguish dates beginning "20" from dates beginning "19". As a result, computer systems and/or software used by many companies will need to be upgraded to comply with "Year 2000" requirements. This is commonly known as the "Year 2000 Issue." The Company is presently evaluating the impact of the Year 2000 Issue as it affects its business operations and interfaces with customers and vendors. The Company believes that its greatest Year 2000 risk is related to reimbursement from managed care payors. Risk also exists relative to the flow of inventory from vendors, including strips, monitors, lancets and nurse triage, and relative to the fulfillment of orders. Minimal risks are associated with the Company's information technologies, financial systems and internal communications.

         The Company has developed an internal team, consisting of Grant Gables, Dale Toney and Larry Wedekind, (the "Team") to assess the Company's Year 2000 readiness. The Team has completed a detailed inventory and risk assessment of all systems and business operations and has confirmed the Year 2000 readiness of most of the Company's suppliers, including Bayer, the Company's primary supplier of products. The Team is continuing to evaluate the Year 2000 readiness of the Company's smaller suppliers and will increase the inventory of products from any supplier that does not confirm its Year 2000 readiness. The Team engaged outside systems consultants to evaluate the Company's internal computer systems. After performing an upgrade on the Company's software, the consultants approved the Company's hardware and software systems as Year 2000 compliant.

         The Team has surveyed all of its managed care payors in an effort to assess their Year 2000 readiness. All have responded that they are Year 2000 compliant. Nonetheless, as the Company deems the risk of non-payment by these payors to be its greatest Year 2000 risk, the Company is attempting to increase its cash reserves to cover any delay in its receipt of payment from these managed care payors.

         The Company believes that the Year 2000 project compliance will cost approximately $5,000, of which it had spent $1,000 as of October 11, 1999. The Company is committed to providing the necessary resources for Year 2000 compliance.

         Prior to year end 1999, the Company plans to develop Year 2000 contingency plans for continuing operations in the event of disruptions due to the Year 2000 Issue. There can be no assurance, however, that all instances of noncompliance which could have a material adverse effect on the Company's operations or financial condition have been identified. Additionally, there can be no assurance that the systems of other companies with which the Company transacts business will be corrected on a timely basis, or that such failure, or a correction which is incompatible with the Company's information systems, would not have a material adverse effect on the Company's operations or financial condition. See "Management's Discussion and Analysis or Plan of Operation."

REPORTS TO SECURITY HOLDERS

         Prior to the filing of this Registration Statement, the Company had not been subject to the reporting requirements of the Securities Exchange Act of 1934 and had not filed any reports with the SEC. The public may read and copy any materials the Company files in the future with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company intends to file all required reports with the SEC electronically. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. This site is available at http:/www.sec.gov. The Company also maintains an Internet site which contains information about the Company. This site is available at http:/www.mediquik.net. If the Company is not required to deliver an annual report to security holders, the Company intends to voluntarily send an annual report to its security holders, which report will include audited financial statements.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

FORWARD LOOKING STATEMENTS

         This management discussion contains certain forward-looking statements as identified by the use of words like "expects", "believes", and "anticipates" and other similar phrases. Such statements reflect management's current view of future financial performance based on certain assumptions, risks and uncertainties. If any assumptions, risk or uncertainty factors change, such changes may have a material impact on actual financial results. The Company is under no obligation to revise any forward-looking statements contained herein, which are as of the date hereof. Readers are cautioned to not place undue reliance on any forward-looking statements contained in this discussion.

OVERVIEW

        MediQuik is an early stage healthcare services company specializing in the delivery of medical supplies and chronic disease management programs to chronically ill patients on behalf of managed care payors.


        The Company's business was organized on April 7, 1998, and began full-time operations in July 1998 as Old MediQuik. Effective December 31, 1998, Old MediQuik merged with and into Cash Flow Marketing, Inc., with Cash Flow as the surviving corporation. Cash Flow changed its name to MediQuik Services, Inc. immediately following the merger. This transaction has been treated as a capital transaction in substance rather than a business combination; thus, the accounting is similar to a reverse acquisition but no goodwill and/or intangibles have been recorded. As a result Old MediQuik is considered the accounting acquiror for financial statement purposes. Therefore, the financial statements of the Company for periods prior to January 1, 1999 are the financial statements of Old MediQuik, not Cash Flow.

        MediQuik is seeking to rapidly expand through internal sales growth and strategic acquisition. During 1998 and the first half of 1999, the Company established: (i) corporate marketing and fulfillment operations; (ii) contractual relationships with product manufacturers; (iii) contractual relationships with specialty service providers; (iv) contractual relationships with insurance payors and provider networks; (v) a joint venture with a pharmacy products distribution company; and (vi) initial patient enrollment and fulfillment operations.


        The Company offers comprehensive disease monitoring and maintenance solutions by providing pharmacy and diagnostic products, disease education, compliance review and reporting, and personal health resources via the U.S. Mail, telecommunications and the Internet. MediQuik is focused on delivering high quality products and services to chronic disease patients for insurance organizations that bear the primary financial risk for healthcare treatment. MediQuik also works directly with health maintenance organizations, preferred provider organizations, self-insured companies and other third-party payors in an effort to enhance the quality of life for chronically ill patients and improve the financial outcomes for managed care payors.


        The Company seeks to provide disease management products and services to patients who: (i) require disease treatment and maintenance for long periods of time; (ii) require medical testing products and prescription medications; and (iii) require extensive disease education and self-management tools.


        The Company is currently serving patients with diabetes and is developing new disease management programs for other high cost, chronic diseases, such as respiratory disease and congestive heart failure. MediQuik is focusing on certain diseases with large afflicted patient populations where clinical research indicates that active management will improve the health condition of the patient and reduce the financial burden for managed care payors. Currently, the Company is in the process of conducting research regarding the new disease management programs.


        MediQuik offers patients and managed care plans a single source for disease management products, mail-order medications, personalized education, 24 hour nurse assistance, and quarterly patient counseling. The Company provides a complete line of blood glucose monitoring systems, testing strips, lancets, swabs, insulin pumps, compliance and wound care products for diabetes patients, and the Company is adding new products and services to complement the existing disease management programs. The Company also provides billing and collection activities on behalf of the patient to the healthcare plan.


        Research indicates that patients who actively manage certain chronic disease factors experience reduced disease complications and an enhanced quality of life. The Company believes that a coordinated disease management program, including convenient product delivery and billing, personalized patient education, routine disease counseling, immediate access to healthcare professionals, and ongoing compliance testing will improve clinical and financial outcomes for patients and managed care payors.


        Although initial Company revenues were derived primarily through product sales, the Company has expanded beyond product delivery and has become a full disease management provider working to improve patient care and reduce costs to managed care payors. The Company currently offers managed care agreements based on fee-for-service and capitated fee arrangements.


        MediQuik receives patients primarily through agreements with managed care plans and provider networks. Management believes that enrollment in managed care plans has increased in recent years and, as a result, patient referrals generated through the managed care plans should increase.

REVENUE FROM OPERATIONS

        Subsequent to the issuance of the Company's financial statements, management determined that certain issuances of common stock and warrants to third parties in exchange for services provided were not appropriately recorded; that the weighted average number of shares were calculated incorrectly; that certain interest expense was misclassified; the repurchase of certain unexercised equity instruments had not been recorded; and that the inventory and related payable balances originally reported were in error. As a result, the accompanying financial information has been restated to give effect to the correction of these errors. See Note 11 to the financial statements included herein.


        The Company commenced operations in July 1998 and received its initial revenue in August 1998. For the period from April 7, 1998 to December 31, 1998, the Company reported revenue of $372,226. Total revenue increased to $720,854 for the six months ended June 30, 1999.


        Revenue growth was primarily derived from diagnostic product sales to managed care plans, providers and patients. The Company expects increased revenue from direct sales to managed care plans and decreased revenue from sales to other managed care providers. The Company expects to realize significant improvement in gross margin percentages with increased direct managed care plan revenues. Cash flow from operations has not been sufficient to fund all of the Company's initial operating activities to date. See "LIQUIDITY AND CAPITAL RESOURCES."


GROSS PROFIT

        The Company commenced operations in July 1998 and received its initial gross profit in August 1998. For the period from April 7, 1998 to December 31, 1998, the Company reported gross profit of $54,673 or 14.7% of revenue for the period. Gross profit increased to $115,495, or 16.0% of revenue, for the six months ended June 30, 1999.


        Gross profit was derived from diagnostic product sales to managed care payors and patients. The gross profit percentage is the result of volume purchase discounts and immediate payment on delivery terms. The Company expects an increase in gross profit percentage with increased direct sales to managed care plans.


OPERATING EXPENSES

        For the period from April 7, 1998 to June 30, 1998, operating expenses were $64,419. Operating expenses increased to $1,890,329 for the six months ended June 30, 1999, an increase of 2,834% reflecting initiation of the Company's operating activities. For the period from April 7, 1998 to December 31, 1998, operating expenses were $856,532. The increase in operating expenses is primarily associated with the initiation of operating business activities including marketing and selling expenses, general and administrative costs, consultant's compensation and the hiring and training of staff.


NET LOSS

        The Company experienced a net loss of $829,854 for 1998, primarily
attributed to the development of the Company's business operations.    Net
loss increased from $68,794 for the period from April 7, 1998 to June 30, 1998 in comparison to $1,756,343 for the six months ended June 30, 1999. The Company expects the net loss to decrease with increased revenues and gross profits from business operations.


LIQUIDITY AND CAPITAL RESOURCES

        The Company's principal cash requirements to date have been to fund working capital in order to support growth of net sales. Because revenue from operations has been inadequate to completely fund these requirements, the Company has supplemented its revenue from operations with proceeds from its private offerings of securities, loans and extensions of credit from vendors in order to meet its working capital requirements. The Company anticipates that as revenue from sales to managed care plans increases, the Company will be able to satisfy all of its funding requirements for operations from such revenue. The Company had an aggregate of $58,243 in cash as of June 30, 1999.


        The Company has $130,000 of 15% Subordinated Debentures due in June and December 1999. The Company paid $15,000 of the debentures in July 1999, and has received an extension from June to December 1999 with respect to $50,000 of the debentures, plus accrued interest, and an extension from December to June 28, 2000 with respect to $5,000 of the debentures, plus accrued interest. The debentures are owed to significant shareholders of the Company. The Company has accrued wages of $110,000 primarily to Company officers and insiders who are significant shareholders in the Company. The Company expects to pursue additional equity and debt financing to meet future working capital requirements.

        Accounts receivable are primarily derived from payments due to the Company by managed care plans and providers. As revenues increase, the Company expects working capital requirements to increase. Standard medical billing cycles for managed care plans average between 45-60 days. The Company expects to experience similar billing cycles as direct managed care plan business increases.


        The Company had no lines of credit as of June 30, 1999. In July 1999, the Company obtained a verbal agreement to provide up to $100,000 of credit so long as an officer of the Company maintains sufficient compensating balances in accounts with the lender. Pursuant to this arrangement, R. Craig Christopher, Chief Operating Officer of the Company, deposited $100,000 with First Bank Texas N.A. ("First Bank") and transferred $35,000 to the Company's account, which the Company subsequently repaid to Mr. Christopher without interest. Mr. Christopher currently maintains a $100,000 compensating balance with First Bank to support the Company's liquidity needs. Neither First Bank nor Mr. Christopher have made any commitment to continue this practice, and it could be terminated by either First Bank or Mr. Christopher at any time.


        Pursuant to an asset purchase agreement with Scardello Marketing Group, LLC ("SMG") in July 1999, the Company assumed a Commercial Revolving or Draw Note, dated May 19, 1999, in the original principal amount of $25,000 executed by SMG for the benefit of First Bank and with a maturity date of June
5, 2001.   The outstanding principal amount of the note is currently $25,000, which bears interest at a variable rate per annum of 1.5% over the prime rate as quoted and adjusted by First Bank. The Company expects to seek additional lines of credit to finance inventory purchase requirements associated with revenue growth.


YEAR 2000 READINESS

        Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries in order to distinguish dates beginning "20" from dates beginning "19". As a result, computer systems and/or software used by many companies will need to
be upgraded to comply with "Year 2000" requirements.   This is commonly known
as the "Year 2000 Issue." The Company is presently evaluating the impact of the Year 2000 Issue as it affects its business operations and interfaces with customers and vendors. The Company believes that its greatest Year 2000 risk is related to reimbursement from managed care payors. Risk also exists relative to the flow of inventory from vendors, including strips, monitors, lancets and nurse triage, and relative to the fulfillment of orders. Minimal risks are associated with the Company's information technologies, financial systems and internal communications.


        The Company has developed an internal team, consisting of Grant Gables, Dale Toney and Larry Wedekind, (the "Team") to assess the Company's Year 2000 readiness. The Team has completed a detailed inventory and risk assessment of all systems and business operations and has confirmed the Year 2000 readiness of most of the Company's suppliers, including Bayer, the Company's primary supplier of products. The Team is continuing to evaluate the Year 2000 readiness of the Company's smaller suppliers and will increase the inventory of products from any supplier that does not confirm its Year 2000 readiness. The Team engaged outside systems consultants to evaluate the Company's internal computer systems. After performing an upgrade on the Company's software, the consultants approved the Company's hardware and software systems as Year 2000 compliant.


        The Team has surveyed all of its managed care payors in an effort to assess their Year 2000 readiness. All have responded that they are Year 2000 compliant. Nonetheless, as the Company deems the risk of non-payment by these payors to be its greatest Year 2000 risk, the Company is attempting to increase its cash reserves to cover any delay in its receipt of payment from these managed care payors.


        The Company believes that the Year 2000 project compliance will cost approximately $5,000, of which it had spent $1,000 as of October 11, 1999. The Company is committed to providing the necessary resources for Year 2000 compliance.


        Prior to year end 1999, the Company plans to develop Year 2000 contingency plans for continuing operations in the event of disruptions due to the Year 2000 Issue. There can be no assurance, however, that all instances of noncompliance which could have a material adverse effect on the Company's operations or financial condition have been identified. Additionally, there can be no assurance that the systems of other companies with which the Company transacts business will be corrected on a timely basis, or that such failure, or a correction which is incompatible with the Company's information systems, would not have a material adverse effect on the Company's operations or financial condition.

ITEM 3.           DESCRIPTION OF PROPERTY

         The Company's executive and administrative offices are located at 4295 San Felipe, Suite 200, Houston, Texas 77027, which facilities are leased by the Company from an unaffiliated third party. The Company's lease on these premises covers 3,820 square feet and expires on June 30, 2004. The monthly rental rate for such premises is $5,252.50. Because services related to many of the Company's business activities are provided by contractors or consultants rather than Company employees, the Company requires only limited office space and facilities for fulfillment operations. The Company believes that the current facilities are adequate for its present needs. Furthermore, the Company believes that suitable additional or replacement space will be available when required on terms acceptable to the Company. The Company has no present intent to invest in real estate, real estate mortgages or persons primarily engaged in real estate activities, however the Company may change this policy at any time without a vote of security holders. The Company has obtained insurance to cover certain risks related to the premises as required by the terms of the lease.


ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of December 8, 1999 as to (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each Director of the Company, (iii) each Executive Officer of the Company and (iv) all Directors and Officers of the Company as a group.

Name of                                   Shares of Common               Percent
Beneficial Owner                           Stock Owned(1)              of Class(2)
----------------                          ----------------             -----------
Fisher Management Group, Inc.(3)             1,317,642                   22.16%
3121 Buffalo Speedway, Ste. 5407
Houston, Texas 77098

Grant M. Gables(4)                            972,756                    16.36%
11549 Riverview Way
Houston, Texas 77077

Jocody Financial , Inc.                       474,543                     7.98%
5773 Woodway, Suite 290
Houston, Texas 77057

Howard B. Butler, Jr.                         313,784                     5.28%
7721 San Felipe
Houston, Texas 77063

Roger Cotrofeld, Jr.                          306,637                     5.16%
123 Mohawk Drive
Fort Plain, NY 13339

R. Craig Christopher                          272,865                     4.59%
8335 Ariel
Houston, Texas 77074

William Marciniak (5)                         332,373                     5.59%
908 Antler
Schertz, Texas 78164

Benjamin J. Scardello (6)                     171,450                     2.88%
17003 Windrow Drive
Spring, Texas 77379

Lawrence J. Wedekind (7)                       21,500                     0.36%
16266 Salmon Drive
Spring, Texas  77379

All Officers and Directors as a              2,084,728                   35.07%
group (6 persons)

-------------
(1) Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, the named entities or individuals have sole voting and investment power with respect to the Shares of Common Stock beneficially owned.
(2) Represents the number of shares of Common Stock beneficially owned by each named person or group, expressed as a percentage of all of the shares of such class outstanding as of such date without giving effect to 250,000 shares issuable pursuant to warrants held by consultants and advisors to the Company. See "SHARES ELIGIBLE FOR FUTURE SALES."
(3) Such shares are attributable to Fisher Management Group, Inc. in its capacity as general partner of various limited partnerships which each own shares of Common Stock.
(4) Includes 474,543 shares held by Jocody Financial, Inc., a corporation wholly owned by Mr. Gables' spouse.
(5)      Includes 196,208 shares held by Mr. Marciniak's minor children
(6)      Includes 30,708 shares held by Mr. Scardello's spouse.
(7) Includes 11,500 shares held by Greater Gulf Medical Alliance, Inc., of which Mr. Wedekind is the sole shareholder and serves as president and chief executive officer.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth certain information concerning the Company's executive officers and directors. The members of the Board of Directors are divided into three classes, as nearly equal in number as possible. Generally, members are elected for a three-year term, with the term of one class expiring each year. Howard B. Butler, Jr. is a Class I director, William J. Marciniak is a Class II director, and Grant M. Gables is a Class III director. The term of the Class I director expires at the Company's next annual meeting of stockholders. The terms of the Class II and Class III directors expire at the annual meeting of stockholders to be held in 2000 and 2001, respectively. At each annual meeting of stockholders, directors of the class the term of which then expires will be elected by the holders of the Common Stock to succeed those directors whose terms are expiring. Officers are elected annually by, and serve at the discretion of, the Company's Board of Directors.

           Name                            Age(1)              Position
           ----                            ------              --------
         Lawrence J. Wedekind...............44        Chief Executive Officer
         Grant M. Gables....................34        President and Director
         William J. Marciniak...............49        Vice President of Marketing and Director
         Howard B. Butler, Jr...............52        Secretary, Treasurer, Corporate Counsel  and Director
         R. Craig Christopher...............55        Chief Operating Officer
         Benjamin J. Scardello..............45        Vice President of Managed Care Services

-------------------
(1)      As of December 8, 1999.

         LAWRENCE J. WEDEKIND has served as Chief Executive Officer of the Company since September 7, 1999. In addition, Mr. Wedekind serves as President and Chief Executive Officer of both IntegraNet Gulf Coast, Inc., an independent practice association, and Greater Gulf Health Plan, Inc., a non-profit occupational medicine network. Mr. Wedekind, 44, has 20 years of experience in the healthcare industry, including management, marketing and strategic development both in for-profit and not-for-profit entities. Since 1997, Mr. Wedekind has served as President and Chief Executive Officer of Greater Gulf Medial Alliance, Inc., a comprehensive healthcare management service organization. From 1996 to 1997, Mr. Wedekind managed and developed multiple clinics for William D. Clark, M.D., who currently serves as medical director of both IntegraNet Gulf Coast and Greater Gulf Health Plan. From 1995 to 1996, Mr. Wedekind served as administrator of Yale Hospital, a 99-bed hospital located in Houston, Texas which was suffering financial difficulties prior to Mr. Wedekind's engagement. From 1994, he served as the court-appointed administrator of Twin Oaks Medical Center, a hospital located in Ft. Worth, Texas, which was being reorganized under bankruptcy proceedings pursuant to Chapter 11 of the United States Bankruptcy Code. In 1977, Mr. Wedekind received a Bachelor of Science degree in Business Administration from the University of Florida and, in 1979, he also received a Masters of Health and Hospital Administration from the same school.

         GRANT M. GABLES has been an officer and director of the Company since April 7, 1998. Mr. Gables has served as executive management with three health care billing and technology companies since January 1995. From March 1997 until June 1998, he was Vice President of Marketing for MediNet EDI Solutions with responsibility for strategic planning and development of technology for health care organizations. From September 1995 until February 1997, he was Executive Vice President of Reimbursement Assurance Corporation with executive responsibility for operations and sales and emphasis on information delivery technology for health care groups. From January 1995 until August 1995, Mr. Gables was with Rapid Reimbursement, Inc. as Chief Operating Officer with responsibility for installation of medical billing capability and management of claims processing and medical billing. From March 1994 until December 1994, he was General Partner of GMG Capital Funding Company with responsibility for investment analysis and financial planning for health care companies. He was Senior Vice President of International Trade Exchange, Inc. from May 1992 until March 1994. Mr. Gables graduated from Texas A & M University in 1987 with a Bachelors of Business Administration degree with a major in Finance and from the University of Houston in December 1993 with a Masters of Business Administration - Finance with concentrations in Finance and Marketing.

         WILLIAM J. MARCINIAK has been an officer and director of the Company since April 7, 1998. Since 1989, Mr. Marciniak has served as an independent consultant to the health care industry. In such capacity he developed employer funded employee stock ownership plans for the Mediplex Companies, an infusion therapy company. In addition, he developed a medical receivables securitization program for Advacare, Inc., a medical billing company, that was funded by Prudential and arranged a $100,000,000 private placement for Medical Funding, Inc. and $100,000,000 credit facility for Home Health Plan, Inc. for the acquisition of infusion pharmacies. From 1982 to 1989 he was President of Bankers United Trust and from 1974 to 1982 Regional Manager of International Bank and Trust. Mr. Marciniak graduated from the Southern Illinois University in 1973 with a major in Business Administration and a minor in mathematics.

         HOWARD B. BUTLER, JR. has been an officer and director of the Company since April 7, 1998. Mr. Butler has been a practicing attorney in Houston, Texas since 1972 and a sole practitioner since 1986. He is a 1969 graduate of Lamar University, Beaumont, Texas with a Bachelor of Business Administration in economics and a 1972 graduate of the University of Houston College of Law with a Doctor of Jurisprudence degree.

         R. CRAIG CHRISTOPHER has been an officer of the Company since July 1, 1998. His primary responsibilities involve the development of strategic alliances and distribution channels for MediQuik's health care products and services. Prior to joining MediQuik, Mr. Christopher held senior level management positions with a number of health care companies, most notably as founder and Chairman of the Board of Directors of Taylor Medical, Inc., a distributor of health supplies ("Taylor"). During his tenure, Taylor expanded from a single location in Texas to 32 offices in 14 states having 150 sales representatives and achieved total annual sales of $100 million. While at Taylor, Mr. Christopher developed methods for marketing medical supplies to physicians and new training and communications procedures to make the sales force more responsive. In addition, Mr. Christopher led the development of strict operating controls for Taylor. Mr. Christopher is a 1966 graduate of Rice University where he was a scholarship athlete.


         BENJAMIN J. SCARDELLO has been an officer of the Company since July 27, 1999. Mr. Scardello has held senior management and officer positions with both regional and national firms in the retail and health care industries. Prior to joining MediQuik, he was the founder and President of Scardello Marketing Group, L.L.C. ("SMG"), which was formed to support the national marketing plans of MediQuik. Prior to his association with MediQuik, Mr. Scardello served as a Vice President for FH&R Healthcare Services, Inc., a Houston based information management company. While at FH&R, he co-developed a series of new healthcare information technologies designed to help physicians, hospital and insurance companies improve their ability to manage health care operations under a managed care reimbursement environment. In the early 1990's, Mr. Scardello founded and served as President of Triad, a medical billing company with over 200 employees serving leading healthcare providers throughout the nation.


ITEM 6.           EXECUTIVE COMPENSATION

SUMMARY COMPENSATION OF EXECUTIVE OFFICERS

         The following table sets forth for the period ended December 31, 1998 all compensation received or accrued by the Chief Executive Officer and by each of the other most highly compensated executive officers ("Named Executive Officers"). As of the date hereof, the Company has not entered into employment agreements with the Named Executives.

                                                                                               LONG-TERM
                                                                                              COMPENSATION
                                                                                  -------------------------------------
NAME AND PRINCIPAL POSITION                     ANNUAL COMPENSATION  (1)                    RESTRICTED STOCK
                                                ------------------------
                                                    SALARY (2)            BONUS                AWARDS (3)
----------------------------------------------- --------------------------------  -------------------------------------
Grant M.  Gables
         President and
         Chief Executive Officer (4)...........           $ 56,000       -                        $400
William J.  Marciniak
         Vice President of Marketing...........           $ 48,000       --                       $100
R.  Craig Christopher
         Chief Operating Officer                          $ 34,000       -                        $250

----------------
(1) The Named Executives received no compensation for periods prior to April 7, 1998, the date of organization of Old MediQuik.
(2) Includes 1998 salary deferrals by Mr. Gables, Mr. Marciniak and Mr. Christopher of $14,000, $14,000 and $12,625, respectively.
(3) Based on an estimated value of $.001per share for shares of restricted stock issued by Old MediQuik pursuant to the Stock Incentive Plan (defined below). The issuers right to repurchase the shares of restricted stock expired June 17, 1999.
(4) Mr. Gables served as Chief Executive Officer until September 7, 1999, at which time Mr. Lawrence J. Wedekind assumed the Chief Executive Officer position.

EXECUTIVE EMPLOYMENT AGREEMENTS

         The Company has not entered into employment agreements with the Named Executives. Effective September 7, 1999, the Company entered into a one year employment agreement with Mr. Wedekind which is renewable for additional one year periods at Mr. Wedekind's option if his efforts result in providing the Company with an additional 40,000 patients by the end of his initial term. The agreement provides for an annual salary equal to $150,000 (the "Salary") which is initially payable $48,000 in cash and 51,000 shares of Common Stock. The Common Stock portion of the Salary will be issued in equal monthly installments and the cash portion will be paid in accordance with the Company's payroll practices. When the Company achieves certain financial performance, Mr. Wedekind may elect to receive up to 50% of the Salary in cash. In addition, the Company issued 10,000 shares of Common Stock to Mr. Wedekind in consideration of his execution of the employment agreement. The employment agreement provides that the Company may not terminate Mr. Wedekind's employment without cause during the initial term. If he is terminated without cause during any subsequent year of employment, Mr. Wedekind will be entitled to receive the compensation and benefits payable over the remaining term of the employment agreement plus any other earned and unpaid compensation. The employment agreement contains covenants limiting competition with the Company during the term of the agreement and for an additional one year period following termination of employment, except for termination by the Company without cause.

STOCK INCENTIVE PLAN

         The Board of Directors of the Company has approved and adopted by written consent, the MediQuik Services, Inc. Stock Incentive Plan (the "Stock Incentive Plan"). The purpose of the Stock Incentive Plan is to provide deferred stock incentives to certain key employees and directors of the Company who contribute significantly to the long-term performance and growth of the Company. The following description provides a summary of the Stock Incentive Plan. Such summary does not purport to be complete. Reference is made to the more detailed provisions of the Company's Stock Incentive Plan, which is included as an exhibit to this Registration Statement.

         GENERAL PROVISIONS OF THE STOCK INCENTIVE PLAN. The Stock Incentive Plan is administered by the Board of Directors or a committee of the Board of Directors duly authorized and given authority by the Board of Directors to administer the Stock Incentive Plan (the Board of Directors or such designated Committee as administrator of the Stock Incentive Plan shall be hereinafter referred to as the "Board"). The Board has exclusive authority to administer the Stock Incentive Plan including without limitation, to select the employees to be granted awards under the Stock Incentive Plan, to determine the type, size and terms of the awards to be made, to determine the time when awards will be granted, and to prescribe the form of instruments evidencing awards made under the Stock Incentive Plan. The Board is authorized to establish, amend and rescind any rules and regulations relating to the Stock Incentive Plan as may be necessary for efficient administration of the Stock Incentive Plan. Board action with respect to the Stock Incentive Plan requires a majority vote of the members of the Board taken at a meeting at which a quorum is present (currently two directors).

         Three types of awards are available under the Stock Incentive Plan:
(i) nonqualified stock options or incentive stock options, (ii) stock appreciation rights, and (iii) restricted stock. An aggregate of 1,500,000 shares of Common Stock may be issued pursuant to the Stock Incentive Plan, subject to adjustment to prevent dilution due to merger, consolidation, stock split or other recapitalization of the Company.

         The Stock Incentive Plan does not affect the right or power of the Company or its stockholders to make or authorize any major corporate transaction such as a merger, dissolution or sale of assets. Under terms of the Stock Incentive Plan, if the Company is dissolved, liquidated or merged out of existence, each participant will be entitled to a benefit as though he became fully vested in all previous awards to him immediately prior to or concurrently with such dissolution, liquidation or merger. The Board may provide that an option or stock appreciation right will be fully exercisable, or that a share of restricted stock will be free of such restriction upon a change in control of the Company.

         The Stock Incentive Plan may be amended at any time and from time to time by the Board of Directors but no amendment which increases the aggregate number of shares of Common Stock that may be issued pursuant to the Stock Incentive Plan will be effective unless it is approved by the stockholders of the Company. The Stock Incentive Plan will terminate upon the earlier of the adoption of a resolution by the Board of Directors terminating the Stock Incentive Plan, or ten years from the date of the Stock Incentive Plan's initial approval by the Board of Directors.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ACQUISITION OF ASSETS

         Effective April 7, 1998, MediQuik Services, L.L.C., a Nevada limited liability company ("MSL"), transferred its interest in six provider agreements to the Company in exchange for 2,750,000 shares of Common Stock (the "MSL Shares"), the forgiveness of MSL's indebtedness to Old MediQuik in the amount of $64,404, and the assumption by the Company of payment obligations under the 15% Subordinated Debentures (the "Debentures") issued by MSL in the aggregate principal amount of $130,000. The Debentures are payable in two equal installments due on June 30, 1999 and December 31, 1999. The Debentures accrue interest at a rate of 15% per annum, which is payable quarterly. Fisher Management Group, Inc., which beneficially owns 22.20% of the outstanding Common Stock, is the General Manager of MSL.

         Jana J. Gables, Howard B. Butler, Jr., and Grant M. Gables acted as promoters of the Company and Jacody Financial , Inc., a corporation owned by Jana J. Gables, wife of Grant M. Gables, received 451,000 of the MSL Shares, as a designee of MSL in proportion to its interest in the MSL Assets. Grant
M. Gables and Howard B. Butler, Jr. purchased 88,000 and 22,000 shares, respectively, in connection with the organization of the Company for a purchase price of $.01 per share.


         Effective July 27, 1999, the Company acquired certain assets of Scardello Marketing Group LLC ("SMG") in exchange for $25,000 in cash, the forgiveness of SMG's indebtedness to the Company in the amount of $15,396, and 330,000 shares of Common Stock. The assets acquired from SMG include contract rights, rights to assumed names, revenues and accounts receivable, customer lists, books and records, claims or causes of action and computer hardware and software. Benjamin J. Scardello, an executive officer of MediQuik, is the managing member and 57.5% owner of SMG.

FINANCIAL CONSULTING AND OTHER SERVICE AGREEMENTS

         Effective April 7, 1998 the Company entered into a Consulting Agreement with The Fisher Group, an Oklahoma limited partnership ("Fisher") and an affiliate of the Company, for acquisition and financial consulting services to continue until terminated by either party. The Fisher agreement initially provided for the payment of a monthly fee in the amount of $8,000 plus reimbursement of expenses. In August, 1999, the Fisher agreement was amended, reducing the monthly fee to $2,000 plus reimbursement of expenses. Fisher Management Group, Inc., which beneficially owns 22.20% of the outstanding Common Stock, is the general partner of Fisher. The Company believes that the Fisher agreement provides for services on terms no less favorable to the Company than those which would be obtained from unrelated parties.

         Effective April 7, 1998 the Company entered into a Consulting Agreement with Jocody Financial, Inc. ("Jocody"), an affiliate of the Company, for acquisition and financial consulting services to continue until terminated by either party. The Jocody agreement initially provided for the payment of a monthly fee in the amount of $8,000 plus reimbursement of expenses. In August, 1999, the Jocody agreement was amended, reducing the monthly fee to $2,000 plus reimbursement of expenses. Jocody owns 8.00% of the Common Stock of the Company and is wholly-owned by Jana J. Gables. The Company believes that the Jocody agreement provides for services on terms no less favorable to the Company than those which would be obtained from unrelated parties.

         The Company entered into an independent sales contractor and provider agreement with Horizon Medical Services, San Antonio, Texas, ("Horizon") to continue until the agreement is terminated by either party in accordance with its terms. The Horizon agreement provides for payment to Horizon of an amount equal to 50% of the profit after deduction of all costs from all sales of products or services procured by Horizon. William J. Marciniak, a director and officer of the Company, is the owner and General Manager of Horizon. The Company believes that the Horizon agreement provides for services on terms no less favorable to the Company than those that would be obtained from unrelated parties.

         In June, 1999, the Company entered into an Agreement with Scardello Marketing Group LLC ("SMG") for SMG to assist in the acquisition of a diabetic pharmaceutical supply company ("DPS, Co.") by MediQuik and in the financing of that acquisition. Upon the acquisition of DPS, Co. by the Company, SMG will receive 200,000 shares of MediQuik Common Stock or options to acquire such MediQuik Common Stock in consideration for the successful acquisition. In addition, if the Company acquires DPS, Co., SMG will receive 100,000 shares of Common Stock or options to acquire such MediQuik Common Stock in consideration for arranging financing for the acquisition on terms as set forth in the Agreement, whether or not MediQuik utilizes the financing source. Benjamin J. Scardello, an executive officer of MediQuik, is the managing member and 57.5% owner of SMG. See "SHARES ELIGIBLE FOR FUTURE SALES." The Company believes that the Scardello Agreement provides for services on terms no less favorable to the Company than those that would be obtained from unrelated parties.

ITEM 8.           DESCRIPTION OF SECURITIES

         The following summary is a description of certain provisions of the Company's Certificate of Incorporation and By-laws. Reference is made to the more detailed provisions of the Company's Certificate of Incorporation and By-laws, which are included as exhibits to this Registration Statement.


COMMON STOCK

         The Company's Certificate of Incorporation authorizes the issuance of up to 25,000,000 shares of Common Stock, $.001 par value, of which 5,944,803 shares are issued and outstanding as of December 8, 1999. The holders of Common Stock are entitled to one vote per share on the election of directors and on all other matters submitted to a vote of stockholders. Shares of Common Stock do not have preemptive rights or cumulative voting rights. The Company's Certificate of Incorporation provides that the Board of Directors shall be divided into three classes, as nearly equal in number as possible, and that at each annual meeting of stockholders all of the directors of one class shall be elected for a three-year term.

         The holders of Common Stock are entitled to receive dividends ratably when, as and if declared by the Board of Directors, and upon liquidation are entitled to share ratably in the Company's net assets. Payment of dividends on the Common Stock may become subject to restrictions contained in any agreement in connection with the future issuance of preferred stock and to prior payment of dividends on future issuances of preferred stock. See " - PREFERRED STOCK." The decision to pay dividends is subject to such other financial considerations as the Board of Directors of the Company may deem relevant. No assurance can be given as to the timing or amount of any dividend that the Company may declare on the Common Stock.

PREFERRED STOCK

         The Certificate of Incorporation of the Company authorizes the issuance of up to 1,000,000 shares of serial preferred stock, $.001 par value (the "Preferred Stock"), of which none have been issued or reserved for issuance.

         The Board of Directors of the Company is authorized by its Certificate of Incorporation, without any action on the part of stockholders, to issue Preferred Stock in one or more series, and to fix and state the powers, designations, preferences and relative, participating, optional or other special rights of the shares of each series, and the qualifications, limitation or restrictions thereof, including, (1) the distinctive serial designation and the number of shares constituting such series; (2) the rights in respect of dividends, if any, to be paid on the shares of such series, whether dividends shall be cumulative and, if so, from which date or dates, the payment dates for dividends, and the participating or other special rights, if any, with respect to dividends; (3) the voting powers, full or limited, if any, of the shares of such series; (4) whether the shares of such series shall be redeemable and, if so, the price or prices at which, and the terms and conditions upon which such shares may be redeemed; (5) the amount or amounts payable upon the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation; (6) whether the shares of such series shall be entitled to the benefits of a sinking or retirement fund to be applied to the purchase or redemption of such shares; (7) whether the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes or any other series, the conversion price or prices, or the rate or rates of exchange; (8) the subscription or purchase price and form of consideration for which the shares of such series shall be issued; and (9) whether the shares of such series which are redeemed or converted shall have the status of authorized but unissued shares of serial preferred stock and whether such shares may be reissued as shares of the same or any other series of serial preferred stock. Thus, the Board of Directors, without stockholder approval, may authorize the issuance of Preferred Stock which could make it more difficult for another company to effect certain business combinations with the Company.

DEFENSES AGAINST HOSTILE TAKEOVERS

         INTRODUCTION. While the following discussion summarizes the reasons for, and the operation and effects of, certain provisions of the Company's Certificate of Incorporation which management has identified as potentially having an anti-takeover effect, it is not intended to be a complete description of all potential anti-takeover effects. Reference is made to the more detailed provisions of the Company's Certificate of Incorporation and By-Laws, which are included as exhibits to this Registration Statement.

         In general, the anti-takeover provisions in Delaware law and the Company's Certificate of Incorporation are designed to minimize the Company's susceptibility to sudden acquisitions of control which has not been negotiated with and approved by the Company's Board of Directors. As a result, these provisions may tend to make it more difficult to remove the incumbent members of the Board of Directors. The provisions would not prohibit an acquisition of control of the Company or a tender offer for all of the Company's capital stock. The provisions are designed to discourage any tender offer or other attempt to gain control of the Company in a transaction that is not approved by the Board of Directors, by making it more difficult for a person or group to obtain control of the Company in a short time and then impose its will on the remaining stockholders. However, to the extent these provisions successfully discourage the acquisition of control of the Company or tender offers for all or part of the Company's capital stock without approval of the Board of Directors, they may have the effect of preventing an acquisition or tender offer which might be viewed by stockholders to be in their best interests.

         Tender offers or other non-open market acquisitions of stock are usually made at prices above the prevailing market price of a Company's stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels which are higher than would otherwise be the case. Anti-takeover provisions may discourage such purchases, particularly those of less than all of the Company's stock, and may thereby deprive stockholders of an opportunity to sell their stock at a temporarily higher price. These provisions may therefore decrease the likelihood that a tender offer will be made, and, if made, will be successful. As a result, the provisions may adversely affect those stockholders who would desire to participate in a tender offer. These provisions may also serve to insulate incumbent management from change and to discourage not only sudden or hostile takeover attempts, but any attempts to acquire control which are not approved by the Board of Directors, whether or not stockholders deem such transactions to be in their best interests.

         AUTHORIZED SHARES OF CAPITAL STOCK. The Company's Certificate of Incorporation authorizes the issuance of up to 1,000,000 Shares of serial preferred stock. When issued, the Preferred Stock will become additional capital stock required to be purchased by an acquiror. The Board of Directors could authorize the issuance of Preferred Stock with voting rights increasing the number of votes required to approve any proposed acquisition. The Board of Directors of the Company can determine the extent, if any, to which the holders of shares of Preferred Stock of any series will be entitled to vote as a class or otherwise with respect to the election of directors or otherwise, subject to certain limitations under Delaware law. If the Board of Directors of the Company decides to issue an additional class of voting preferred stock to a person opposed to a proposed acquisition, such person might be able to prevent the acquisition single- handedly.

         STOCKHOLDER MEETINGS. Delaware law provides that the annual stockholder meeting may be called by a corporation's board of directors or by such person or persons as may be authorized by a corporation's certificate of incorporation or By-Laws. The Company's Certificate of Incorporation provides that annual stockholder meetings may be called only by the Company's Board of Directors or a duly designated committee of the Board. Although the Company believes that this provision will discourage stockholder attempts to disrupt the business of the Company between annual meetings, its effect may be to deter hostile takeovers by making it more difficult for a person or entity to obtain immediate control of the Company between annual meetings as a forum to address certain other matters and discourage takeovers which are desired by the stockholders. The Company's Certificate of Incorporation also provides that stockholder action may be taken only at a special or annual stockholder meeting and not by written consent.

         CLASSIFIED BOARD OF DIRECTORS AND REMOVAL OF DIRECTORS. The Company's Certificate of Incorporation provides that the Company's Board of Directors is to be divided into three classes which shall be as nearly equal in number as possible. The directors in each class serve for terms of three years, with the terms of one class expiring each year. Each class currently consists of approximately one-third of the number of directors. Each director will serve until his successor is elected and qualified.

         A classified Board of Directors could make it more difficult for stockholders, including those holding a majority of the Company's outstanding stock, to force an immediate change in the composition of a majority of the Board of Directors. Since the terms of only one-third of the incumbent directors expire each year, it requires at least two annual elections for the stockholders to change a majority, whereas a majority of a non-classified Board may be changed in one year. In the absence of the provisions of the Company's Certificate of Incorporation classifying the Board, all of the directors would be elected each year. The provision for a staggered Board of Directors affects every election of directors and is not triggered by the occurrence of a particular event such as a hostile takeover. Thus a staggered Board of Directors makes it more difficult for stockholders to change the majority of directors even when the reason for the change would be unrelated to a takeover.

         The Company's Certificate of Incorporation provides that a director may not be removed except for cause by the affirmative vote of the holders of 75% of the outstanding Shares of capital stock entitled to vote at an election of directors. This provision may, under certain circumstances, impede the removal of a director and thus preclude the acquisition of control of the Company through the removal of existing directors and the election of nominees to fill in the newly created vacancies. The supermajority vote requirement would make it difficult for the stockholders of the Company to remove directors, even if the stockholders believe such removal would be beneficial.

         RESTRICTION OF MAXIMUM NUMBER OF DIRECTORS AND FILLING VACANCIES ON THE BOARD OF DIRECTORS. Delaware law requires that the board of directors of a corporation consist of one or more members and that the number of directors shall be set by the corporation's By-Laws, unless it is set by the corporation's certificate of incorporation. The Company's Certificate of Incorporation provides that the number of directors (exclusive of directors, if any, to be elected by the holders of preferred stock) shall not be less than one or more than 15, as shall be provided from time to time in accordance with the Company By-Laws. The power to determine the number of directors within these numerical limitations and the power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested in the Company's Board of Directors. The overall effect of such provisions may be to prevent a person or entity from quickly acquiring control of the Company through an increase in the number of the Company's directors and election of nominees to fill the newly created vacancies and thus allow existing management to continue in office.

         STOCKHOLDER VOTE REQUIRED TO APPROVE BUSINESS COMBINATIONS WITH RELATED PERSONS. To approve business combinations involving a "related person", the Company's Certificate of Incorporation requires (i) the approval of the holders of 75% of the Company's outstanding voting stock (and any class or series entitled to vote separately) and (ii) a majority of the outstanding stock not beneficially owned by the related person. The exception to the foregoing is where the business combination has been approved in advance by two-thirds of those members of the Company's Board of Directors who were directors prior to the time the related person became a related person. As defined in the Certificate of Incorporation, "related person" generally includes any person who owns 10% or more of the Company's outstanding voting stock.

         Section 203 of the DGCL prohibits, with certain exceptions, a Delaware corporation from engaging in any of a broad range of business combinations with an "interested stockholder" for a period of three years following the date such stockholder became an interested stockholder. An "interested stockholder" is defined in Section 203 as any person that is (i) the owner of 15% or more of the outstanding voting stock of a corporation or
(ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. However,
Section 203 does not apply to a corporation unless its voting stock is either
(A) listed on a national securities exchange, (B) authorized for quotation on the NASDAQ Stock Market or (C) held of record by more than 2,000 stockholders. The Company does not currently satisfy any of these conditions and, therefore, is not currently subject to Section 203. Unless the Company amends its certificate of incorporation to elect not to be governed by section 203, the Company will be subject to Section 203 upon satisfaction upon the satisfactory of any of the foregoing conditions (A), (B), or (C).

         The exceptions in Section 203 under which a corporation may engage in a business combination with an interested stockholder are: (i) approval of the acquisition by the board of directors prior to the date the stockholder became an interested stockholder, (ii) the interested stockholder acquiring at least 85% of the outstanding voting stock (excluding shares owned by directors, officers and certain employee stock plans) as a result of the transaction in which it became an interested stockholder or (iii) approval of the transaction by the board of directors and the affirmative vote at an appropriate meeting (and not by written consent) of two-thirds of the outstanding voting stock not owned by the interested stockholder on or after the date on which the interest stockholder became and interested stockholder.

         Under Delaware law, business combinations resulting in the sale of substantially all of the assets of the Company or merger of the Company with another business organization must be approved by vote of the majority of the Company's outstanding voting stock entitled to vote at a duly called meeting. The supermajority provisions in the Certificate of Incorporation and Section 203 of the DGCL, if applicable, may have the effect of foreclosing mergers and other business combinations which the holders of a majority of the Company's stock deem desirable and place the power to prevent such a transaction in the hands of a minority of the Company's stockholders.

         Under Delaware law, there is no cumulative voting by stockholders for the election of directors unless authorized in the corporation's certificate of incorporation. MediQuik's Certificate of Incorporation does not authorize cumulative voting. The absence of cumulative voting rights effectively means that the holders of a majority of the stock voted at a stockholder meeting may, if they so choose, elect all directors of the Company, thus precluding representation of minority stockholders on the Company's Board of Directors.

         ADVANCE NOTICE REQUIREMENTS FOR NOMINATION OF DIRECTORS AND PROPOSAL OF NEW BUSINESS AT ANNUAL STOCKHOLDER MEETINGS. The Company's Certificate of Incorporation generally provides that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a stockholder meeting must submit written notice not less than 30 or more than 60 days in advance of the meeting. This advance notice requirement may give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations, should management determine that doing so is in the best interests of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted. In certain instances, such provisions could make it more difficult to oppose management's nominees or proposals, even if the stockholders believe such nominees or proposals are in their interests. The Company's Certificate of Incorporation provides that the period for stockholders to nominate directors and introduce new business may be as short as 10 days (when less than 40 days' notice of the stockholders meeting is given). This may tend to discourage persons from bringing up matters disclosed in the proxy materials furnished by the Company and could inhibit the ability of stockholders to bring up new business in response to recent developments.

         LIMITATIONS ON ACQUISITIONS OF CAPITAL STOCK. The Company's Certificate of Incorporation generally provides that if any person were to acquire beneficial ownership of more than 20% of any class of the Company's outstanding Common Stock, each vote in excess of 20% would be reduced to one-hundredth of a vote, with the reduction allocated proportionately among the record holders of the stock beneficially owned by the acquiring person. The limitation on voting rights of Shares beneficially owned in excess of 20% of the Company's outstanding Common Stock, would discourage stockholders from acquiring a substantial percentage of the Company's stock in the open market, without disclosing their intentions, prior to approaching management to negotiate an acquisition of the Company's remaining stock. The effect of these provisions is to require amendment of the Certificate of Incorporation, which requires Board approval, before a stockholder can acquire a large block of the Company's Common Stock. As a result, these provisions may deter takeovers by potential acquirors who would have acquired a large holding before making an offer for the remaining stock, even though the eventual takeover offer might have been on terms favorable to the remaining stockholders.

         SUPERMAJORITY VOTING REQUIREMENT FOR AMENDMENT OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION. The Company's Certificate of Incorporation provides that specified provisions contained in the Certificate of Incorporation may not be repealed or amended except upon the affirmative vote of the holders of not less than 75% of the outstanding stock entitled to vote. This requirement exceeds the majority vote that would otherwise be required by Delaware law for the repeal or amendment of the Certificate of Incorporation. Specific provisions subject to the supermajority vote requirement are (i) Article VIII, governing the calling of stockholder meetings and the requirement that stockholder action be taken only at annual or special meetings, (ii) Article IX, requiring written notice to the Company of nominations for the election of directors and new business proposals,
(iii) Article X, governing the number and terms of the Company's directors,
(iv) Article XI, governing the removal of directors, (v) Article XII, limiting acquisitions of 20% or more of the Company's stock, (vi) Article XIII, governing approval of business combinations involving related persons,
(vii) Article XIV, relating to the consideration of various factors in the evaluation of business combinations, (viii) Article XV, providing for indemnification of directors, officers, employees and agents, (ix) Article XVI, limiting directors' liability, and (x) Articles XVII and XVIII, governing the required stockholder vote for amending the By-Laws and Certificate of Incorporation, respectively. Article XIV is intended to prevent the holders of less than 75% of the Company's outstanding voting stock from circumventing any of the foregoing provisions by amending the Certificate of Incorporation to delete or modify one of such provisions. This provision would enable the holders of more than 25% of the Company's voting stock to prevent amendments to the Certificate of Incorporation or By-Laws even if they were favored by the holders of a majority of the voting stock.

TRANSFER AGENT AND REGISTRAR

         Atlas Stock Transfer Corporation, 5899 South State Street, Salt Lake City, Utah 84107, telephone number (801) 266-7151, serves as the transfer agent, registrar and warrant agent of the Company.

SHARES ELIGIBLE FOR FUTURE SALES

         Currently the Company has 25,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock authorized by its Certificate of Incorporation, with 5,944,803 shares of Common Stock and no Preferred Stock outstanding. Under Delaware law and the Company's Certificate of Incorporation, the Board of Directors is authorized to issue all of the remaining authorized but unissued shares of Common Stock and Preferred Stock from time to time without approval of the stockholders (except as required by the rules of a national securities exchange, if applicable) for such value (not less than par value) as they determine.

         Pursuant to a Consulting and Financial Advisory Services Agreement dated February 1, 1999, the Company issued to R.F. Bearden, Associates, Inc. ("Bearden") warrants for the purchase of 250,000 shares of Common Stock at an exercise price ranging from $3.00 to $4.00 per share (the "Bearden Warrants"). All of the Bearden Warrants expire by April 30, 2000. Pursuant to the agreement, Bearden has the right to include shares of Common Stock issuable upon the exercise of the Bearden Warrants in certain registration statements filed by MediQuik under the Securities Act, other than a registration statement filed in connection with the Company's first underwritten public offering. MediQuik is generally required to pay the costs associated with such registration. The number of shares of Common Stock that must be registered on behalf of Bearden is subject to limitation, however, if the Company's managing underwriter determines that market conditions so require.

         Pursuant to a Letter Agreement dated June 18, 1999, the Company engaged Scardello Marketing Group, L.L.C. ("SMG") to assist in the acquisition and purchase of a diabetic pharmaceutical supply company ("DPS, Co.") by the Company. Under the terms of the Letter Agreement, in the event that the Company acquires DPS, Co., SMG shall receive 200,000 shares of Common Stock or options to acquire such MediQuik Common Stock. Further, if the Company acquires DPS, Co. and if SMG provides a financing service and a firm commitment from said financing source at terms as set forth in the Agreement, SMG shall receive 100,000 shares of Common Stock or options to acquire such MediQuik Common Stock whether or not MediQuik uses the financing source.



         The Company recently entered into Memorandum of Understanding to acquire all of the outstanding capital stock of RespiNET, Inc., a development stage company that has acquired certain proprietary technologies for the development of an Internet-based medical information system. If the Company successfully concludes the RespiNET acquisition, MediQuik will issue 1,000,000 shares of Common Stock and Warrants to purchase an additional 2,000,000 shares of Common Stock. The Company is conducting a private offering to finance the acquisition. Upon the successful completion of such offering, the Company will issue up to 3,000,000 shares of Common Stock and warrants to purchase an additional 6,000,000 shares of Common Stock. In addition, as consideration for services to be provided pursuant to a Consulting and Financial Advisory Services Agreement dated November 17, 1999, the Company will issue Warrants to purchase up to 850,000 shares of Common Stock.





         Of the Common Stock currently outstanding, 5,091,055 shares are "restricted securities," as that term is defined, under Rule 144 promulgated under the Securities Act in that such shares were issued and sold by the Company without registration, in private transactions not involving a public offering, and/or are securities held be affiliates. All such shares may be resold publicly only following their effective registration under the Securities Act or pursuant to an exemption from the registration requirements of the act, such as Rule 144 thereunder. Although such restricted securities are not presently tradeable in any public market which may develop for the Common Stock, such securities may in the future be publicly sold in to any such market in accordance with the provisions of Rule 144.

          In general, Rule 144 was adopted by Securities and Exchange Commission under the Securities Act to provide an exemption for public resales of restricted securities through brokers' transaction effected without purchaser solicitation. Securities sold in compliance with Rule 144 lose their status as restricted securities in the hands of the purchaser and thereafter trade free of restrictions in the same manner as securities sold by the issuer in a transaction registered under the Securities Act. Restricted securities may be resold pursuant to Rule 144 only if (i) the securities are held for at least one year from the date of acquisition, provided that (A) the shares are sold in ordinary brokers' transactions or transactions directly with a market maker without public solicitation, (B) adequate current information about the Company is publicly available and (C) the amount of securities sold by or for the account of the holder during any three-month period does not exceed the greater of 1% of the issuer's outstanding shares or the average weekly trading volume for the four-week period prior to the notice required by Rule 144(h), or (ii) the securities are held for at least two years from the date of acquisition. Future sales by current shareholders, especially of substantial amounts, could depress the market price of the Common Stock in any market that may develop.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         From January 1999 through October 7, 1999, the Company's Common Stock was listed on the NASD Over-The- Counter Bulletin Board ("OTCBB"). On October 8, 1999, the Common Stock began trading on the National Quotation Bureau's Pink Sheets. The Company has been advised by the NASD representatives that listing will resume on the OCTBB upon the satisfactory completion of this amended registration statement.

         As yet the Company's Common Stock has experienced limited trading activity. A public trading market having the characteristics of depth, liquidity and orderliness depends upon the existence of market makers as well as the presence of willing buyers and sellers, which are circumstances over which the Company does not have control. The following table sets forth the high and low sale prices for the Common Stock (as reported by OTCBB) for the periods indicated since the inception of trading in January 1999. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                                                                        High                Low
1999:
         First Quarter (from January 26, 1999 through March 31, 1999)...........       $4.625             $ 1.75
         Second Quarter ........................................................       $7.875             $3.125
         Third Quarter..........................................................       $4.50              $1.125
         Fourth Quarter (from October 1, 1999 through October 8, 1999). . .            $2.00             $  1.50

         On December 6, 1999 the last reported sales of the Common Stock on the OTCBB was $2.50. As of December 6, 1999, there were 111 holders of record of the Common Stock, as shown on the records of the Transfer Agent and Registrar of the Common Stock. Since many shares may be held by investors in nominee names, such as the name of their broker or their broker's nominee, the number of record holders often bears little relationship to the number of beneficial owners of the Common Stock.

         The Company has reserved the trading symbol "MDQK."

         The Company has never paid any cash dividends on its stock and anticipates that for the foreseeable future it will retain earnings, if any, for use in the operation of its business. Payment of cash dividends in the future will depend upon the Company's earnings, financial condition, any contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors believed relevant by the Company's Board of Directors.

ITEM 2.           LEGAL PROCEEDINGS

         Neither the Company nor any of its subsidiaries is involved in any legal proceedings which the Company believes could have a material adverse effect on the Company.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         Set forth below is certain information concerning all sales of securities by Cash Flow, Old MediQuik and the Company that were not registered under the Securities Act.

         In connection with its organization on July 10, 1997, Cash Flow issued and sold an aggregate of 1,700,000 shares of its common stock to R. David Preston, Chairman of the Board, President and Chief Executive Officer of Cash Flow Colorado, Tracy Moore, Secretary and member of the board of directors of Cash Flow Colorado, and Gaylene Granquist Preston, member of the board of directors of Cash Flow Colorado, for $.001 per share or an aggregate consideration of $1,700.

         From July 15, 1997 to December 15, 1997, pursuant to Rule 504 of Regulation D, Cash Flow issued and sold 283,047 shares of its Common Stock to 12 accredited investors and 19 non-accredited investors for an aggregate consideration of $356,809.

         In connection with the organization of Old MediQuik, on April 7, 1998, Old MediQuik issued and sold an aggregate of 110,000 shares of its common stock to Grant M. Gables, President and Chief Executive of Old MediQuik, and Howard B. Butler, Jr., Secretary and Treasurer of Old MediQuik, for $.001 per share or an aggregate consideration of $110. On April 7, 1998, Old MediQuik issued an aggregate of 2,750,000 shares of its common stock to the designees of MediQuik Services, LLC in consideration of the transfer of the initial operating assets of Old MediQuik from MediQuik Services, LLC.


         On April 7, 1998, Old MediQuik also issued to R. F. Bearden Associates, Inc. ("Bearden") warrants for the purchase of 1,540,000 shares of Old MediQuik common stock at an exercise price ranging from $.01 to $5.00 per share in consideration of $11,000 and consulting services pursuant to the exemption provided by Section4(2) of the Securities Act. From July through September 1998, Bearden acquired 134,047 shares of Old MediQuik common stock, pursuant to Rule 504 of Regulation D, through exercise of such warrants for $2.00 per share. On November 18, 1998, Old MediQuik issued 117,961 shares of Common Stock to Bearden for $.01 per share upon exercise of the warrants pursuant to the exemption provided by Section 4(2) of the Securities Act. On February 1, 1999, the consulting services agreement was amended and all remaining warrants issued April 7, 1998 were canceled without exercise. In connection with execution of the amended consulting agreement, pursuant to the exemption provided by Section 4(2) of the Securities Act, the Company issued 16,142 shares of Common Stock on March 9, 1999 for reimbursement of expenses and settlement of Company obligations to Bearden, including 8,508 shares of Common Stock due to Bearden in connection with the merger of Old MediQuik into Cash Flow as described below.


     From February to April 1999 the Company issued 150,000 shares of Common Stock to Bearden pursuant to the amended consulting agreement and issued additional warrants to purchase 250,000 shares of Common Stock at an exercise price ranging from $3.00 to $4.00 per share in consideration of services provided. The amended consulting agreement was terminated April 30, 1999.


     On April 15, Old MediQuik granted an aggregate of 1,000,000 shares of its restricted stock to its officers and directors pursuant to the MediQuik Services, Inc. Stock Incentive Plan; such shares were issued on November 18, 1998. The restricted stock is common stock of Old MediQuik which was subject to an option to repurchase by the issuer which expired, unexercised, on June 17, 1999.

         From April 20, 1998 through April 22, 1998, Old MediQuik issued to three accredited investors Series I NonNegotiable 9% Convertible Promissory Notes in the aggregate principal amount of $153,000 pursuant to the exemption provided by Section 4(2) of the Securities Act. Each note provided that $1,000 of the outstanding principal was convertible, at the holders' option, into 25 shares of Old MediQuik common stock for each $1.00 of debt converted. In August 1998, the holders of the notes each exercised their option to convert $1,000 of outstanding principal, which resulted in the issuance of 25,000 shares of Old MediQuik common stock to each holder, or an aggregate of 75,000 shares. The notes were fully paid by the Company and cancelled.

         In connection with a merger effective December 31, 1998, pursuant to which Old MediQuik was merged with and into Cash Flow, the Company issued an aggregate of 4,849,000 shares of Common Stock to the stockholders of Old MediQuik and the stockholders of Cash Flow pursuant to Rule 506 of Regulation D.

         From February 1, 1999 to February 19, 1999, pursuant to Rule 504 of Regulation D, the Company issued and sold 350,000 shares of Common Stock to 30 accredited investors for the consideration of $2.00 per share.

         Under terms of consulting and advisory agreements executed by the Company during the period April 1998 to May 1999, the Company issued pursuant to Rule 701 of the Securities Act an aggregate of 110,000 shares of Common Stock on April 21, 1999 (of which, 72,000 shares are held in escrow by the Company and will be distributed under the terms of the agreement through March 2000), 20,000 shares on June 3, 1999 and 5,000 shares on June 22, 1999 to the following consultants and advisors: William J. Flato, Dale Toney, SSP Management Corp., Albert McMullin, Robert Sonfeld and Ben Scardello.

         On June 9, 1999, pursuant to Regulation S, the Company issued and sold 75,000 shares of Common Stock to one accredited investor in an offshore transaction for $2.00 per share.

         On July 1, 1999, the Company issued 330,000 shares of Common Stock to Scardello Marketing Group, LLC in consideration of the transfer of assets by Scardello Marketing Group, LLC to the Company.

         In July 1999, pursuant to Rule 506 of Regulation D, the Company issued and sold 38,000 shares of Common Stock to 4 accredited investors for the consideration of $2.70 per share.


         On October 29, 1999, the Company issued 10,000 shares of Common Stock to Lawrence J. Wedekind, Chief Executive Officer of the Company, in consideration of his execution of an employment agreement, effective September 7, 1999, with the Company.

         Except as otherwise indicated, the Company believes that the transactions described above were exempt from registration under the Securities Act pursuant to Section 4(2) thereof as transactions not involving any public offering because such securities were sold to a limited group of persons, each of which was believed to have been a sophisticated investor or had a pre-existing business or personal relationship with the Company or its management and was purchasing for investment without a view to further distribution. The Company took steps to ensure that the purchaser was acquiring securities for purposes of investment and not with a view to distribution, including execution of agreements concerning such purchaser's investment intent. Except as otherwise indicated, all sales of the Company's securities were made by officers of the Company who received no commission or other remuneration for the solicitation of any person in connection with the respective sales of securities described above. Restrictive legends were placed on stock certificates evidencing the shares and/or agreements relating to the right to purchase such shares.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Certificate of Incorporation and By-laws provide, in effect, that, to the fullest extent and under the circumstances permitted by
Section 145 of the Delaware General Corporation Law (the "DGCL"), the Company will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is a director, officer, incorporator, employee, or agent of the Company or is or was serving at the Company's request as a director, officer, incorporator, employee, partner, trustee or agent of another corporation or enterprise. The Certificate of Incorporation also relieves directors of the Company from monetary damages to the Corporation or its stockholders for breach of such director's fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty,
(ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violation of specific provisions in the DGCL imposing requirements with respect to stock repurchases, redemption and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

         Section 145 of the DGCL provides generally that a person sued as a director, officer, employee or agent of a corporation may be indemnified by the corporation for reasonable expenses, including attorneys' fees, if in the case of other than derivative suits such person has acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe that such person's conduct was unlawful). In the case of a derivative suit, an officer, employee or agent of the corporation which is not protected by the Certificate of Incorporation may be indemnified by the corporation for reasonable expenses, including attorneys' fees, if such person has acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in the case of a derivative suit in respect of any claim as to which an officer, employee or agent has been adjudged to be liable to the corporation unless that person is determined to be fairly and reasonably entitled to indemnity for proper expenses by the court in which such action or suit is brought. Indemnification is mandatory in the case of a director, officer, employee, or agent who is successful on the merits in defense of a suit against such person.

INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of
    MediQuik Services, Inc.
Houston, Texas


We have audited the accompanying balance sheet of MediQuik Services, Inc. (the "Company") as of December 31, 1998, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from April 7, 1998 (date of incorporation) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998, and the results of its operations and its cash flows for the period from April 7, 1998 (date of incorporation) to December 31, 1998 in conformity with generally accepted accounting principles.


As discussed in Note 11, the accompanying financial statements for the period from April 7, 1998 (date of incorporation) to December 31, 1998 have been restated.


DELOITTE & TOUCHE LLP


Houston, Texas
July 16, 1999 (November 23, 1999
         as to the effects of the matters
         discussed in Note 11)

MEDIQUIK SERVICES, INC.

BALANCE SHEETS
-----------------------------------------------------------------------------------------------------------------

                                                                                   JUNE 30,
                                                                                     1999            DECEMBER 31,
                                                                                 (UNAUDITED)            1998
                                                                              -----------------------------------
                                                                                   (AS RESTATED, SEE NOTE 11)
ASSETS

CURRENT ASSETS:
   Cash                                                                       $    58,243             $     7,578
   Accounts receivable - trade                                                     75,786                  43,824
   Accounts receivable - other                                                     19,454                   6,961
   Advances                                                                        16,000                  16,000
   Inventory                                                                        1,442                  79,093
                                                                              -----------             -----------

                Total current assets                                              170,925                 153,456

PROPERTY AND EQUIPMENT:
   Office equipment                                                                37,669                     249
   Less accumulated depreciation                                                     (836)                    (29)
                                                                              -----------             -----------

                Total property and equipment                                       36,833                     220

INVESTMENT - MP Total Care                                                        250,001
OTHER ASSETS                                                                       54,525                  61,651
                                                                              -----------             -----------

TOTAL                                                                         $   512,284             $   215,327
                                                                              ===========             ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
   Accounts payable                                                           $   159,382             $   153,656
   Accrued expenses                                                               107,758                 100,908
   Notes payable - shareholders                                                   130,000                 280,000
                                                                              -----------             -----------

                Total current liabilities                                         397,140                 534,564

STOCKHOLDERS' EQUITY (DEFICIT):
   Common stock - $.001 par value 25,000,000 shares authorized;
      5,566,807 shares issued and 5,494,807 shares outstanding at
      June 30, 1999 and 4,849,173 shares issued and outstanding at
      December 31, 1998                                                             5,495                   4,849
   Additional paid-in capital                                                   2,695,846                 505,768
   Accumulated deficit                                                         (2,586,197)               (829,854)
                                                                              -----------             -----------

                Total stockholders' equity (deficit)                              115,144                (319,237)
                                                                              -----------             -----------

TOTAL                                                                         $   512,284             $   215,327
                                                                              ===========             ===========


See accompanying notes to financial statements


MEDIQUIK SERVICES, INC.


STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------

                                                          SIX MONTHS             PERIOD FROM
                                                            ENDED              APRIL 7, 1998 TO         PERIOD FROM
                                                           JUNE 30,                JUNE 30,           APRIL 7, 1998 TO
                                                             1999                    1998               DECEMBER 31,
                                                          (UNAUDITED)             (UNAUDITED)               1998
                                                         -------------------------------------------------------------
                                                                            (AS RESTATED, SEE NOTE 11)
REVENUE:
   Sales - strips                                        $    715,773                                 $       368,513
   Sales - lancets                                                579                                             795
   Other revenues                                               4,502                                           2,918
                                                         ------------          --------------         ---------------

                Total revenue                                 720,854                                         372,226
                                                         ------------          --------------         ---------------

COST OF SALES:
   Purchase - strips                                          604,922                                         316,831
   Purchases - lancets                                            437                                             617
   Other cost of sales                                                                                            105
                                                         ------------          --------------         ---------------

                Total cost of sales                           605,359                                         317,553
                                                         ------------          --------------         ---------------
GROSS PROFIT                                                  115,495                                          54,673

OPERATING EXPENSES:
   Salaries - officer                                          77,923                                         138,000
   Consulting fees                                          1,505,422          $       34,000                 433,712
   Other                                                      306,984                  30,419                 284,820
                                                         ------------          --------------         ---------------

                Total operating expenses                    1,890,329                  64,419                 856,532
                                                         ------------          --------------         ---------------

LOSS FROM OPERATIONS                                       (1,774,834)                (64,419)               (801,859)

OTHER INCOME (EXPENSE):
   Interest income                                              2,795                                             315
   Other income                                                41,204
   Interest expense                                           (25,508)                 (4,375)                (28,310)
                                                         ------------          --------------         ---------------

                Total other income (expense)                   18,491                  (4,375)                (27,995)
                                                         ------------          --------------         ---------------

NET LOSS                                                 $ (1,756,343)         $      (68,794)        $      (829,854)
                                                         ============          ==============         ===============

BASIC AND DILUTED LOSS PER SHARE                         $      (0.34)         $        (0.02)        $         (0.21)
                                                         ============          ==============         ===============

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER
   OF COMMON SHARES OUTSTANDING                             5,157,350               4,036,455               3,934,409
                                                         ============          ==============         ===============


See accompanying notes to financial statements


MEDIQUIK SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD FROM APRIL 7, 1998 (DATE OF INCORPORATION)
TO DECEMBER 31, 1998 AND THE SIX MONTHS ENDED
JUNE 30, 1999 (UNAUDITED)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                      ADDITIONAL
                                                                         COMMON         PAID-IN        ACCUMULATED
                                                        SHARES           STOCK          CAPITAL          DEFICIT            TOTAL
                                                    -------------------------------------------------------------------------------
                                                                                 (AS RESTATED, SEE NOTE 11)
BALANCE APRIL 7 1998 (Date of Incorporation)

   Proceeds from issuance of Founders' shares           110,000      $      110                                        $     110

   Acquisition of MediQuik Services LLC assets        2,750,000           2,750                                            2,750

   Proceeds from issuance of warrants                                                $   11,000                           11,000

   Issuance of warrants for consulting services         117,961             118         235,922                          236,040

   Issuance of restricted stock                       1,000,000           1,000                                            1,000

   Conversion of Convertible Debt                        75,000              75           2,925                            3,000

   Acquisition of Cash Flow Management Inc.             662,165             662                                              662

   Proceeds from exercise of warrants and
      issuance of common stock                          134,047             134         255,921                          256,055

   Net loss                                                                                         $  (829,854)        (829,854)
                                                    -----------      ----------      ----------     -----------       ----------

BALANCE DECEMBER 31, 1998                             4,849,173           4,849         505,768        (829,854)        (319,237)

   Repurchase of unexercised warrants                                                   (12,880)                         (12,880)

   Proceeds from issuance of common stock               425,000             425         849,575                          850,000

   Issuance of common stock under consulting
      agreements                                        220,634             221         890,283                          890,504

   Issuance of warrants for consulting services                                         463,100                          463,100

   Net loss                                                                                          (1,756,343)      (1,756,343)
                                                    -----------      ----------      ----------     -----------       ----------

BALANCE JUNE 30, 1999 (UNAUDITED)                     5,494,807      $    5,495      $2,695,846     $(2,586,197)      $  115,144
                                                    ===========      ==========      ==========     ===========       ==========



See accompanying notes to financial statements


MEDIQUIK SERVICES, INC.

STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------


                                                                 SIX MONTHS           PERIOD FROM         PERIOD FROM
                                                                   ENDED           APRIL 7, 1998 TO     APRIL 7, 1998 TO
                                                                  JUNE 30,             JUNE 30,          DECEMBER 31,
                                                                    1999                 1998                1998
                                                                 -------------------------------------------------------
                                                                                 AS RESTATED, SEE NOTE 11
                                                                 (UNAUDITED)         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                      $(1,756,343)        $   (68,794)        $  (829,854)
   Adjustment for noncash transactions:
      Common stock and warrants issued for services                1,340,724                                 240,040
      Depreciation and amortization                                    7,641               2,278               9,141
   Net changes in assets and liabilities:
      Accounts receivable                                            (44,453)                                (50,715)
      Advances                                                                           (82,506)            (16,000)
      Inventory                                                       77,651                                 (79,093)
      Accounts payable                                                 5,726                                 153,656
      Accrued expenses                                                 6,850                                 100,908
      Other assets                                                       292                                 (70,763)
                                                                 -----------         -----------         -----------

                Net cash used in operating activities               (361,912)           (149,022)           (542,750)
                                                                 -----------         -----------         -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                              (37,422)                                   (249)
   Investment in MP Total Care                                      (250,001)
                                                                 -----------         -----------         -----------

                Net cash used in investing activities               (287,423)                                   (249)
                                                                 -----------         -----------         -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

   Proceeds from debt issuance                                                           150,000             280,000
   Repayment of indebtedness                                        (150,000)
   Proceeds from sale of common stock                                850,000               2,860             270,577
                                                                 -----------         -----------         -----------

                Net cash provided by financing activities            700,000             152,860             550,577
                                                                 -----------         -----------         -----------

NET INCREASE IN CASH                                                  50,665               3,838               7,578
CASH, Beginning of period                                              7,578
                                                                 -----------         -----------         -----------
CASH, End of period                                              $    58,243         $     3,838         $     7,578
                                                                 ===========         ===========         ===========
SUPPLEMENTAL CASH FLOW DISCLOSURES -
   Interest paid                                                 $    16,362

NONCASH TRANSACTIONS:

   Debt converted to stock                                                                               $     3,000
   Stock issued in MediQuick Services LLC acquisition                                $     2,750               2,750


See accompanying notes to financial statements.

MEDIQUIK SERVICES, INC.


NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM APRIL 7, 1998 (DATE OF INCORPORATION)
TO DECEMBER 31, 1998 AND THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
AND THE PERIOD FROM APRIL 7, 1998 TO JUNE 30,1998 (UNAUDITED)
-------------------------------------------------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


      ORGANIZATION AND BUSINESS ACTIVITY - MediQuik Services, Inc. ("MediQuik") was organized in Delaware on April 7, 1998. On April 7, 1998, MediQuik issued an aggregate of 2,750,000 shares of its common stock to designees of MediQuik Services, LLC in consideration of the transfer of certain assets of MediQuik from MediQuik Services, LLC. Effective December 31, 1998, MediQuik was merged with and into Cash Flow Marketing, Inc., a Delaware corporation ("Cash Flow"), which, as the surviving corporation, subsequently changed its name to MediQuik Services, Inc. (the "Company"). This transaction has been treated as a capital transaction in substance, rather than a business combination; thus the accounting is similar to a reverse acquisition but no goodwill and/or intangible has been recorded. As a result, MediQuik is considered the acquiring entity for financial statement purposes, and the financial statements for the period prior to January 1, 1999 are those of MediQuik Services, Inc, not Cash Flow, the legal acquirer.


      In connection with the merger, the Company issued an aggregate of 4,849,000 shares of common stock to the stockholders of MediQuik and Cash Flow. At the time of the merger, Cash Flow was a "Shell" corporation with substantially no assets, business or operations.


      USE OF ESTIMATES - The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.


      REVENUE AND COST RECOGNITION - The Company generates revenue from provider agreements by delivering medical supplies directly to patients covered by these provider agreements. The Company recognizes revenues from sales contracts when products are shipped. The Company has not experienced any product returns or allowances to date.


      INVENTORY - Inventory consists of chronic disease management products and is reflected in the financial statements at the lower of cost (first in first out) or market.


      CASH EQUIVALENTS - Cash equivalents for purposes of these financial statements are considered to be all highly liquid debt instruments with an original maturity of three months or less.


      BAD DEBTS - Management has determined that no allowance is necessary at December 31, 1998.

      PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. The cost of betterments are added to the property accounts. Maintenance and repair costs are charged to expenses as incurred. Upon disposal of an asset, the difference between the sales proceeds and the net book value is charged or credited to income. Depreciation of property is provided using primarily the straight-line method over the following estimated useful lives:


                     CLASSIFICATION                                     YEARS


                     Office equipment                                     5


      Depreciation expense was $807 and $29 for the six months ended June 30, 1999 and the period from April 7, 1998 to December 31, 1998, respectively.


      IDENTIFIED INTANGIBLE - As a result of the purchase of assets from MediQuik Services, LLC, the Company has recorded an identified intangible in other assets related to certain contracts acquired. This intangible is being amortized over the life of the contracts. As of December 31, 1998,
a      the accumulated amortization is $9,112. The Company reviews intangible assets on a quarterly basis to determine if such intangibles have been impaired. Any impairment would be recognized in the statement of operations.


      INTERIM FINANCIAL INFORMATION - The financial statements as of and for the six months ended June 30, 1999 and as of and for the period from April 7, 1998 (date of incorporation) to June 30, 1998 included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission, and reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for the interim periods on a basis consistent with the annual audited financial statements. All such adjustments are of a normal recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for an entire year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.


      SIGNIFICANT CUSTOMER - The Company had sales to a significant customer of approximately 86% for the period ended December 31, 1998. Such customer represented 80% of the accounts receivable balance at December 31, 1998.


      COMPREHENSIVE INCOME - In June 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting of Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and displaying comprehensive income and its components. SFAS 130 is effective for periods beginning after December 31, 1997. The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise that results from recognized transactions and other economic events of the period other than transactions with owners in their capacity of owners. As of December 31, 1998, there are no adjustments ("Other Comprehensive Income") to net loss in deriving comprehensive income.


      SEGMENT DISCLOSURES - In June 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments. SFAS 131 is effective for periods beginning after December 31, 1997. The Company currently operates under one segment.


      DERIVATIVES - In June 1998 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments and hedging activities. In June 1999 FASB issued SFAS No. 137, which delays the effective date for implementation of SFAS 133 to fiscal years beginning after June 15, 2000. The Company held no derivatives in 1999 or 1998 and believes that SFAS No. 133, when adopted effective January 1, 2001, will not materially impact its financial position or results of operations.


      EQUITY INVESTMENT - The Company records its equity investments at cost where management does not have significant ability to exercise significant control over the investee's operating and financial policies.
      Such investments represent common stock in a privately held company.


      FAIR VALUES OF FINANCIAL INSTRUMENTS - At December 31, 1998, the carrying amounts of the Company's cash, receivables and payables approximated their fair values.


2.    EARNINGS PER SHARE


      The Company has adopted SFAS 128, "Earnings per Share," which establishes standards for computing and presenting earnings per share ("EPS"). SFAS 128 requires the presentation of "basic" and "diluted" EPS on the face of the income statement. Basic EPS amounts are calculated using the average number of common shares outstanding during each period. Diluted earnings per share assumes the exercise of all stock options and warrants having exercise prices less than the average market price of the common stock using the treasury stock method. No dilutive securities of the Company were outstanding at December 31, 1998; however, warrants to purchase 250,000 shares of common stock at exercise prices ranging from $3.00 - $4.00 per share were issued from February to April 1999. Since the Company incurred a loss for all periods presented, these securities have been excluded, as they would be anti-dilutive to basic EPS.


3.    INCOME TAXES


      The Company has a net operating loss carryforward of approximately $734,000 as of December 31, 1998 that may be applied against future federal taxable income. This loss gives rise to a deferred tax asset at December 31, 1998 of approximately $249,000. Management has established a valuation allowance equal to the amount of the deferred tax asset, as it is more likely than not that the Company will not be able to realize this asset. The loss carryforward begins to expire on December 31, 2018.


4.    NOTES PAYABLE - SHAREHOLDERS


      Notes payable - shareholders consist of the following:




                                                                              JUNE 30,      DECEMBER 31,
                                                                               1999           1998
        Three notes payable, $50,000 each to shareholders with interest
        at 9%, payable February 20, 1999                                                     $150,000

        Note payable to shareholders with interest at 15%, payable in two installments of $15,000 each, due on June 30, 1999 and
         December 31, 1999                                                   $ 30,000          30,000

        Ten notes payable, $10,000 each to certain shareholders with interest at 15%, payable in installments of $50,000 each, due
         on June 30, 1999 and December 31, 1999                               100,000         100,000
                                                                             --------        --------

                                                                             $130,000        $280,000
                                                                             ========        ========

      Of the amounts due in June, $15,000 was paid in July 1999. The remaining $50,000 payment due in June 1999 has been extended until December 31, 1999.


      The three 9% notes payable had an original aggregate principal balance of $153,000. Each of the notes provided for $1,000 of the outstanding principal to be convertible into 25 shares of the Company's common stock for $1.00 of debt converted. In August 1998 the three note holders each converted $1,000 of principal into 25,000 shares of common stock, for a total issuance of 75,000 shares.


5.    LEASES


      The Company leases office space on a month-to-month basis for $2,781 a month. The lease requires a 60-day notice of termination. Rent expense amounted to $29,096 and $29,369 for the six months ended June 30, 1999 and the period ended December 31, 1998, respectively.


6.    EQUITY TRANSACTIONS


      WARRANTS - In April 1998 the Company issued warrants for the purchase of 1,100,000 shares of MediQuik common stock at an exercise price ranging from $2.00 to $5.00 per share in consideration of $11,000. Additionally, performance-based warrants for the purchase of 440,000 shares of common stock were issued to a consultant at an exercise price of $.001 per share; during November 1998, warrants for the purchase of 117,961 shares of common stock were exercised based on the performance criteria. The Company has recorded compensation expense of $235,922 based on the fair value of the common stock issued in November 1998.


      Following consummation of the Cash Flow merger, the consulting agreement was amended and all unexercised warrants were repurchased.


      From February to April 1999, the Company issued new warrants to purchase 250,000 shares of common stock at an exercise price ranging from $3.00 to $4.00 per share in consideration for services provided. All warrants expire by April 30, 2000; the Company has recorded an expense of $463,100 based on the fair value of the warrants as of the issue date.


      PRIVATE STOCK OFFERINGS - From July to September 1998, warrants for the purchase of 134,047 shares of common stock were exercised for $256,055.


      In February 1999 the Company issued 350,000 shares of common stock for $700,000.


      In June 1999 the Company issued 75,000 shares of common stock for $150,000.


      OTHER EQUITY TRANSACTIONS - On April 7, 1998, the Company issued 110,000 shares of common stock for $110.


      On April 15, 1998, the Company granted 1,000,000 shares of common stock, pursuant to the Company Stock Incentive Plan, to certain key executives at a value of $.001 determined by the Board of Directors for issuance during 1998.


      On April 15, 1998, the Company granted 300,000 non-vested shares of common stock to a consultant for financial advisory and corporate consulting services at a value of $.001 determined by the Board of Directors for issuance by April 14, 1999. Such shares were canceled in connection with the amended consulting agreement referred to above.


      During February to June 1999, the Company issued 220,634 shares of common stock to various consultants of the Company at a fair value of approximately $890,504.

7.    RELATED PARTY TRANSACTIONS


      As of December 31, 1998, the Company had certain outstanding receivable and payable balances with related parties for $22,865 and $19,644, respectively. The receivable amounts derive from sales in the ordinary course of business and the payable amounts relate to certain consulting services.


      During the period ended 1998, the Company paid for business plan development and investment banking services furnished by an affiliate and certain consulting and legal services performed by other related parties. During the period ended December 31, 1998, the Company incurred expenses of $173,500 for these services, which are included in the statement of operations.


8.    STOCK INCENTIVE PLAN


      The Company adopted a Stock Incentive Plan to provide stock incentives to certain key employees and directors of the Company. An aggregate of 1,500,000 shares of common stock may be issued pursuant to the Stock Incentive Plan. See Note 6 for information concerning shares issued in connection with the stock incentive plan.


9.    COMMITMENTS


      The Company has entered into several provider agreements with various corporations for terms ranging from one to five years. The Company supplies diagnostic products to the patients under these provider agreements. The Company has also entered into two consulting agreements containing monthly fees.


      LEASE - On May 7, 1999, the Company entered into a new five-year lease agreement for office space. The minimum lease payments under such agreement are as follows:



                            1999        $ 31,515
                            2000          63,030
                            2001          63,030
                            2002          63,030
                            2003          63,030
                         Thereafter       31,515
                                        --------

                           Total        $315,150
                                        ========



      PURCHASE COMMITMENTS - The Company has entered into an agreement with a supplier of diabetes management products to purchase certain minimum quantities of product on an annual basis in order to receive specified discounted prices.


10.   SUBSEQUENT EVENTS


      STOCK OFFERINGS AND FINANCING - In July 1999 the Company issued and sold 38,000 shares of common stock for $2.70 per share.


      In July 1999 the Company obtained a $100,000 line of credit from a bank. Repayment of such line of credit has been guaranteed by an officer of the Company.


      ACQUISITION OF ASSETS - The Company entered into an agreement to purchase certain assets of Scardello Marketing Group, LLC ("SMG") on June 18, 1999; this acquisition was effective and was closed July 1999. The Company acquired the Exclusive Marketing Representative Agreement ("Marketing Agreement") between SMG and the Company with a term of five years ending in 2004, acquired certain computer equipment, and acquired all documents, materials, target lists, customer lists, and receivables, if any, derived from the Marketing Agreement. The Company also assumed a note payable of $25,000 due to a bank but also received the proceeds of such note.


      In connection with the acquisition of SMG's assets during July 1999, 330,000 shares of common stock were issued to SMG and the Company forgave $15,396 in debt due from SMG. The Company acquired the assets of SMG primarily to obtain rights to the Marketing Agreement and services of the principal of SMG to further internally develop the Company's business. SMG shareholders have represented that SMG had no significant operations and that detailed SMG financial information is not available.


      The allocation of purchase price is summarized as follows:


          Book value of net assets acquired at cost                                           $    3,000
          Fair value adjustments -
             Fair value of purchased Marketing Agreement and its related items                   145,985
                                                                                              ----------
          Fair value of net assets acquired                                                      148,985
                                                                                              ----------

          Purchase price:
             Acquisition costs                                                                     4,000
             Fair value of 330,000 shares issued                                               1,237,500
             Debt forgiven                                                                        15,396
                                                                                              ----------

          Total                                                                                1,256,896
                                                                                              ----------

          Excess of purchase price over net assets acquired, allocated to goodwill
             (amortized over five years)                                                      $1,107,911
                                                                                              ==========


11.   RESTATEMENT


      Subsequent to the issuance of the Company's financial statements, management determined that certain issuances of common stock and warrants to third parties in exchange for services provided were not appropriately recorded; that the weighted average number of shares were calculated incorrectly; that certain interest expense was misclassified; the repurchase of certain unexercised equity instruments had not been recorded; and that the inventory and related payable balances originally reported were in error. As a result, the accompanying financial statements have been restated to give effect to the correction of these errors.



      A summary of the effects of the adjustments follows:

                                                               AS PREVIOUSLY             AS
                                                                  REPORTED            RESTATED
As of December 31, 1998:
   Additional paid-in capital                                  $   274,246         $   505,768
   Accumulated earnings (deficit)                                 (598,332)           (829,854)

For the period from April 7, 1998 to December 31, 1998:
   Consulting fees                                                 202,190             433,712
   Other                                                           313,130             284,820
   Total operating expenses                                        653,320             856,532
   Loss from operations                                           (598,647)           (801,859)
   Interest expense                                                                    (28,310)
   Total other income (expense)                                        315             (27,995)
   Net loss                                                       (598,332)           (829,854)
   Basic and diluted loss per share                                  (0.24)              (0.21)
   Basic and diluted weighted-average number of common
      shares outstanding                                         2,489,977           3,934,409


                                                                          (Unaudited)
                                                               -------------------------------
                                                               As Previously            As
                                                                  Reported           Restated
As of June 30, 1999:
   Inventory                                                   $   354,896         $     1,442
   Accounts payable                                                268,779             159,382
   Accrued expenses                                                351,815             107,758
   Common stock                                                      5,572               5,495
   Additional paid-in capital                                    1,416,689           2,695,846
   Accumulated deficit                                          (1,307,117)         (2,586,197)

For the six months ended June 30, 1999:
   Consulting fees                                                 457,864           1,505,422
   Total operating expenses                                        842,771           1,890,329
   Loss from operations                                           (727,276)         (1,774,834)
   Net loss                                                       (708,785)         (1,756,343)
   Basic and diluted loss per share                                  (0.15)              (0.34)
   Basic and diluted weighted average number of common
      shares outstanding                                         4,641,274           5,157,350

For the period from April 7, 1998 to June 30, 1998:
   Other                                                            34,794              30,419
   Total operating expenses                                         68,794              64,419
   Loss from operations                                            (68,794)            (64,419)
   Interest expense                                                                     (4,375)
   Total other income (expense)                                                         (4,375)
   Basic and diluted loss per share                                  (0.08)              (0.02)
   Basic and diluted weighted average number of common
      shares outstanding                                           907,404           4,036,455


                                   ***********

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

           Exhibit No.                           Description of Exhibit
           -----------                           ----------------------
                +  2.1     Certificate of Incorporation of MediQuik
                +  2.2     By-laws of MediQuik
                +  3.1     Specimen of Common Stock Certificate
                +  3.2     Specimen of Common Stock Purchase Warrant
                +  6.1     MediQuik Stock Incentive Plan
                +* 6.2     Ancillary Services Participating Provider
                           Agreement, dated February 6, 1998, for PPO/EPO
                           Networks between MediQuik and National Healthcare
                           Alliance, Inc.
                +* 6.3     Participating Facility Agreement, dated February
                           1, 1998, between MediQuik and Multiplan, Inc.
                 * 6.4     Health Care Service Ancillary Agreement, dated April 7, 1998, between MediQuik and USA
                           Managed Care Organization, Inc.
                +  6.5     Letter Agreement, dated May 25, 1999, between MediQuik and Cooperative Health Services of Colorado
                +* 6.6     1998 Mail Order and Mail Order Testing Compliance Agreement, dated October 2, 1998, between MediQuik and Bayer Corporation
                +* 6.7     1999 Nursing Home/Long Term Care/Home Health Care Distributor Agreement, dated
                           February 9, 1999, between MediQuik and Bayer Corporation
                +  6.8     Agreement for the Sale of Company Assets dated June 18, 1999 between the MediQuik and
                           Scardello Marketing Group, LLC ("SMG")
                +  6.9     Commercial Revolving or Draw Note, in the original
                           principal amount of $25,000 executed by SMG payable
                           to the order of First Bank Texas, N.A.
                +  6.10    Assumption Agreement by and among MediQuik, SMG,
                           Jacody Financial , Inc. and First Bank of Texas, N.A.
                +  6.11    Plan and Agreement of Merger dated, November 24,
                           1998, between Old MediQuik and Cash Flow Marketing,
                           Inc.
                +  6.12    Agreement for the Sale of Corporate Assets, dated
                           April 7, 1998, between Old MediQuik and MediQuik
                           Services, L.L.C.
                +  6.13    Lease Agreement, dated May 7, 1999, between Bancroft
                           Building Houston, LP and MediQuik
                +  6.14    Letter Agreement, dated June 18, 1999, between MediQuik and SMG regarding acquisition of a diabetic pharmaceutical supply company.
                + *6.15    Provider Agreement, effective July 1, 1999, between
                           MediQuik and Advantage Care Network, Inc.
                +  6.16    Employment Agreement, effective September 7, 1999, between MediQuik and Lawrence J.
                           Wedekind
                +  6.17    Ancillary Provider Agreement dated February 27, 1998,
                           between MediQuik and Global Medical Solutions, Inc.
                   6.18    Agreement, dated August 6, 1999, between MediQuik
                           and Murray Hill Communications, Inc.

* Certain information in this exhibit is subject to a request for confidential treatment. In accordance with Rule 24b-2 of the Securities Exchange Act of 1934, as amended, such information has been omitted and filed separately with the Securities and Exchange Commission.

+        Previously filed.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             MEDIQUIK SERVICES, INC.



Date:   March 10, 2000                          By: /s/ GRANT M. GABLES
       ----------------------------                ---------------------------
                                               Grant M. Gables
                                               President